華潤創業有限公司
China Resources Enterprise, Limited

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股份代號 Stock Code : 00291

INTERIM REPORT 2008 中期報告

Better Life Together
華潤70年!
The 70th Anniversary of China Resources

公司資料
CORPORATE INFORMATION

主席 **Chairman**	宋林 Song Lin
董事總經理 **Managing Director**	陳樹林 Chen Shulin
副董事總經理 **Deputy Managing Directors**	王群 Wang Qun 劉百成 Lau Pak Shing 鄺文謙 Kwong Man Him
非執行董事 **Non-Executive Directors**	閻飈 Yan Biao 蔣偉 Jiang Wei 王帥廷 Wang Shuaiting 李福祚 Li Fuzuo 杜文民 Du Wenmin
獨立非執行董事 **Independent Non-Executive Directors**	陳普芬 Chan Po Fun, Peter 黃大寧 Houang Tai Ninh 李家祥 Li Ka Cheung, Eric 鄭慕智 Cheng Mo Chi 陳智思 Chan Bernard Charnwut 蕭炯柱 Siu Kwing Chue, Gordon
公司秘書 **Company Secretary**	李業華 Lee Yip Wah, Peter
核數師 **Auditors**	德勤・關黃陳方會計師行 Deloitte Touche Tohmatsu
註冊辦事處 **Registered Office**	香港灣仔港灣道26號華潤大廈39樓 39/F, China Resources Building 26 Harbour Road, Wanchai, Hong Kong
主要銀行 **Principal Bankers**	中國銀行(香港)有限公司 Bank of China (Hong Kong) Limited 中國建設銀行股份有限公司 China Construction Bank Corporation 招商銀行股份有限公司 China Merchants Bank Co., Ltd. 荷蘭合作銀行 Rabobank International 瑞穗實業銀行 Mizuho Corporate Bank, Ltd.

目錄
CONTENTS

財務概要
FINANCIAL HIGHLIGHTS

		截至六月三十日止六個月 For the six months ended 30 June 二零零八年 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million
營業額	Turnover		
一持續經營之業務	– continuing operations	**31,806**	24,543
一已終止經營之業務[1]	– discontinued operation[1]	**–**	10,610
		31,806	35,153
本公司股東應佔溢利	Profit attributable to shareholders of the Company		
一持續經營之業務	– continuing operations	**1,488**	1,161
一已終止經營之業務[1]	– discontinued operation[1]	**–**	2,576
		1,488	3,737
每股基本盈利[2]	Basic earnings per share[2]		
一持續經營之業務	– continuing operations	**HK$0.62**	HK$0.49
一已終止經營之業務[1]	– discontinued operation[1]	**–**	HK$1.09
		HK$0.62	HK$1.58
每股中期股息	Interim dividend per share	**HK$0.15**	HK$0.15

		於二零零八年六月三十日 At 30 June 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	於二零零七年十二月三十一日 At 31 December 2007 (經審核) (Audited) 港幣百萬元 HK$ million
本公司股東應佔權益	Equity attributable to shareholders of the Company	**24,708**	22,871
少數股東權益	Minority interests	**9,123**	7,293
總權益	Total equity	**33,831**	30,164
綜合借款淨額	Consolidated net borrowings	**4,782**	4,004
負債比率[3]	Gearing ratio[3]	**14.1%**	13.3%
流動比率	Current ratio	**1.09**	1.05
每股資產淨值(賬面值)：	Net assets per share (book value):	**HK$10.35**	HK$9.59

附註：

1. 於二零零七年六月底，本公司已完成出售其石油及相關產品經銷業務。該業務已按香港財務報告準則第5號列作已終止經營業務。出售業務的每股普通股港幣0.60元之特別股息已於二零零七年八月派發。
2. 截至二零零八年及二零零七年六月三十日止六個月之每股攤薄盈利分別為港幣0.62元及港幣1.56元。二零零七年數字包括已終止經營業務之每股攤薄盈利港幣1.08元。
3. 負債比率指綜合借款淨額與總權益的比例。

Notes:

1. The Company completed the disposal of its petroleum and related products distribution operation at the end of June 2007. This operation is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5. A special dividend of HK$0.60 per share was paid in August 2007 as a result of the disposal.
2. Diluted earnings per share for the six months ended 30 June 2008 and 2007 are HK$0.62 and HK$1.56 respectively. The 2007 amount includes diluted earnings per share for the discontinued operation of HK$1.08.
3. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

營業額及溢利分析表
ANALYSIS OF TURNOVER AND PROFIT

各項業務之營業額	Turnover by segment	截至六月三十日止六個月 For the six months ended 30 June 二零零八年 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	增加／(減少) Increased/ (Decreased) %
核心業務	***Core Businesses***			
一零售	– Retail	**17,330**	12,437	39.3%
一飲品	– Beverage	**8,174**	6,283	30.1%
一食品加工及經銷	– Food Processing and Distribution	**3,821**	3,441	11.0%
一紡織	– Textile	**2,461**	2,318	6.2%
一投資物業	– Investment Property	**205**	183	12.0%
小計	**Subtotal**	**31,991**	24,662	29.7%
其他業務	***Other Businesses***			
一投資及其他業務	– Investments and Others	**–**	–	–
		31,991	24,662	29.7%
對銷業務間之交易	Elimination of inter-segment transactions	**(185)**	(119)	55.5%
持續經營業務之總額	**Total from continuing operations**	**31,806**	24,543	29.6%
已終止經營之業務	**Discontinued operation**			
一石油及相關產品經銷	– Petroleum and Related Products Distribution	**–**	10,610	(100.0%)
總額	**Total**	**31,806**	35,153	(9.5%)

各項業務之股東應佔溢利	Profit attributable to shareholders ("PAS") by segment	截至六月三十日止六個月 For the six months ended 30 June 二零零八年 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	增加／(減少) Increased/ (Decreased) %
核心業務	***Core Businesses***			
一零售	– Retail	**382**	273	39.9%
一飲品	– Beverage	**146**	118	23.7%
一食品加工及經銷	– Food Processing and Distribution	**240**	224	7.1%
一紡織	– Textile	**66**	69	(4.3%)
一投資物業	– Investment Property	**566**	386	46.6%
小計	**Subtotal**	**1,400**	1,070	30.8%
其他業務	***Other Businesses***			
一投資及其他業務	– Investments and Others	**190**	198	(4.0%)
		1,590	1,268	25.4%
公司總部利息淨額及費用	Net corporate interest and expenses	**(102)**	(107)	(4.7%)
持續經營業務之總額	**Total from continuing operations**	**1,488**	1,161	28.2%
已終止經營之業務	**Discontinued operation**			
一石油及相關產品經銷	– Petroleum and Related Products Distribution	**–**	2,576	(100.0%)
總額	**Total**	**1,488**	3,737	(60.2%)

各項業務扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利	PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment	截至六月三十日止六個月 For the six months ended 30 June 二零零八年 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million	增加／(減少) Increased/ (Decreased) %
核心業務	***Core Businesses***			
一零售[1]	– Retail[1]	**378**	263	43.7%
一飲品	– Beverage	**146**	118	23.7%
一食品加工及經銷[2]	– Food Processing and Distribution[2]	**156**	224	(30.4%)
一紡織[3]	– Textile[3]	**63**	66	(4.5%)
一投資物業[4]	– Investment Property[4]	**191**	112	70.5%
小計	**Subtotal**	**934**	783	19.3%
其他業務	***Other Businesses***			
一投資及其他業務	– Investments and Others	**190**	198	(4.0%)
		1,124	981	14.6%
公司總部利息淨額及費用	Net corporate interest and expenses	**(102)**	(107)	(4.7%)
持續經營業務之總額	**Total from continuing operations**	**1,022**	874	16.9%
已終止經營之業務	**Discontinued operation**			
一石油及相關產品經銷	– Petroleum and Related Products Distribution	**–**	183	(100.0%)
總額	**Total**	**1,022**	1,057	(3.3%)

附註：

1. 主要由零售業務所持有之工業大廈淨估值盈餘約港幣4百萬元(二零零七年：港幣0.1億元)已不包括在其業績中。
2. 食品加工及經銷業務的業績不包括出售聯營公司所得淨利約港幣0.84億元(二零零七年：無)。
3. 主要由紡織業務所持有之工業大廈淨估值盈餘約港幣3百萬元(二零零七年：港幣3百萬元)已不包括在其二零零七年業績中。
4. 投資物業業務的業績不包括淨估值盈餘約港幣3.75億元(二零零七年：港幣2.74億元)。

Notes:

1. Net valuation surplus of approximately HK$4 million (2007: HK$10 million) arising mainly from industrial building held by the Retail division has been excluded from its results.
2. Net gain on disposal of associates amounting to approximately HK$84 million (2007: Nil) has been excluded from the results of the Food Processing and Distribution division.
3. Net valuation surplus of approximately HK$3 million (2007: HK$3 million) arising mainly from industrial building held by the Textile division has been excluded from its results.
4. Net valuation surplus amounting of approximately HK$375 million (2007: HK$274 million) has been excluded from the results of the Investment Property division.

半年度業績

本集團於二零零七年六月底完成出售非核心石油及相關產品經銷業務的全部權益。回顧期內，該項已終止業務再無貢獻，因此以下分析只反映本集團的持續經營業務。

本集團截至二零零八年六月三十日止六個月由持續經營業務貢獻的未經審核綜合營業額及公司股東應佔溢利分別為港幣31,806,000,000元及港幣1,488,000,000元，較去年同期增加30%及28%；持續經營業務每股基本盈利為港幣0.62元，對比二零零七年同期為港幣0.49元。二零零八年上半年及二零零七年上半年的投資物業價值重估及重大出售事項的稅後收益分別合共港幣466,000,000元及港幣287,000,000元，剔除該等影響後，本集團二零零八年首六個月由持續經營業務貢獻的公司股東應佔未經審核綜合基礎溢利應增加17%，由核心消費相關業務整體增長19%所帶動。

中期股息

董事會議決於二零零八年十月十五日或前後，向於二零零八年十月二日名列本公司股東名冊的股東派發截至二零零八年六月三十日止六個月的中期股息每股港幣0.15元（二零零七年：每股港幣0.15元）。

前景

二零零八年上半年可說是挑戰重重。年初，中國內地出現嚴重雪災，到了夏季前又有洪水為患，對一些省份造成損害；五月份更發生舉世震驚的四川省大地震。國際方面，全球經濟持續放緩，金融市場穩定性充斥不明朗因素，通脹持續上升。然而，本集團憑藉均衡的零售業務組合和廣泛的市場分佈，在種種不利因素下，仍能在期內取得紮實的業績。中國零售市場增長迅速，各地仍見商機處處。

透過不斷改善商品結構與陳列模式以提高檔次，加上食品價格上漲，使本集團超市業務的同店增長率，由二零零七年全年的9.5%進一步提升至回顧期內的15.9%，成為推動盈利增長的主要動力。我們實施穩健的存貨及供應鏈管理，減輕了進料成本上漲的影響。展望未來，家庭收入增長及都市化的發展趨勢，將繼續支持中國內地現代化連鎖店的銷售增長。

Half-year Results

The Group completed the disposal of its entire equity interest in the non-core petroleum and related products distribution business at the end of June 2007. There was no contribution from this discontinued operation during the period under review thus the analysis below represents only the continuing operations of the Group.

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders contributed by the continuing operations for the six months ended 30 June 2008 amounted to approximately HK$31,806 million and HK$1,488 million respectively, representing an increase of 30% and 28% over the same period of last year. Basic earnings per share from the continuing operations were HK$0.62 compared to HK$0.49 for the same period of 2007. Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to aggregate gains of HK$466 million in the first half of 2008 and HK$287 million in the first half of 2007, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders contributed by the continuing operations would have increased by 17% for the first six months of 2008 driven by the overall 19% growth of the core consumer-related businesses.

Interim Dividend

The Board has resolved to declare an interim dividend of HK$0.15 per share for the six months ended 30 June 2008 (2007: HK$0.15 per share) payable on or around 15 October 2008 to shareholders whose names appear on the Register of Members of the Company on 2 October 2008.

Prospects

The first half of 2008 was full of challenges. In the Chinese Mainland, in addition to the devastating earthquake in Sichuan Province in May, there were severe snowstorms in the beginning of the year followed by heavy floods before the summer, causing disruptions to some provinces. Globally, there were progressive economic slowdown, uncertainty in the financial markets' stability and rising inflation. Despite such odds, the Group, with a balanced business portfolio in the consumer sector and extensive geographical coverage, achieved solid results during the period. Opportunities are still abound in the fast growing mainland consumer market.

As a result of our trade up strategy of improving merchandise mix and layout, and spurred by food price inflation, our supermarket operation's same store growth increased further to 15.9% during the period under review from 9.5% in the whole 2007. This was the main driving force behind the surge in profitability. Through sound inventory and supply chain management, the impact of input cost increase had been mitigated. Looking forward, household income growth and urbanization will continue to underpin modern chain

前景(續)

我們決心為客戶提供物超所值的零售消費，同時在店舖陳設方面鋭意創新，豐富產品系列，務使我們的品牌在競爭對手中脱穎而出。為促進與主要供應商的合作關係，追求互惠雙贏，我們訂立了更多相關全國的合約。在開設新店及實現地域擴張的運作中，我們一直以品質與效益為首要考慮條件，同時將實施嚴格的成本控制，以求長期保持穩定強勁的增長。

本集團各項核心業務中，以啤酒業務受四川大地震的影響最大。雖然地震對本集團資產造成的損失有限，但仍對四川省及某些鄰近地區的零售消費造成打擊。鑒於四川是我們的主要啤酒市場之一，加上上半年持續的惡劣天氣，本集團的啤酒業務今年的整體銷量增長已從去年放緩，這與整體市場的走勢一致。為了抵銷原材料及融資成本上漲的影響，我們今年把啤酒價格顯著提高，使長遠的回報率得到提升。與此同時，我們繼續致力於品牌推廣，「雪花」啤酒已推出凸顯中國文化的新包裝，作為其全國品牌推廣活動之一。我們在北京的新啤酒廠亦剛落成，加強了當地的市場地位。

本集團的純淨水業務藉著在廣東享有的領導地位，推出了新的市場推廣計劃，提升「C'estbon怡寶」品牌在全國的知名度，並進一步加強分銷網絡及管理系統。鑒於內地包裝水市場目前仍然高度分散，我們將在廣東本地及區外其他市場審慎推進擴張計劃。

我們的食品業務已在國內建立穩固的平台，為今後於內地主要城市擴充業務奠定了基礎。期內，中國內地肉類加工項目的利潤貢獻飆升，除反映市場對優質食品的需求不斷增加外，也顯示出我們的分銷網絡效率提升。在香港，自去年七月開放內地輸港活豬市場後，業界爭佔市場份額的競爭激烈。面對市場環境的變化，我們加強了成本控制，並進一步鞏固「五豐」的優質品牌形象，向上游市場整合。二零零八年七月，我們與河南省最大的集約豬農企業合組合資企業，為香港市場及我們的中國內地業務，取得穩定可靠的優質牲畜供應來源。經過多年發展，我們的食品業務已制訂清晰的發展策略，以肉類、綜合食品及海產分銷為三大核心業務。

Prospects (continued)

store sales in the Chinese Mainland. We are committed to offering the best value to customers, store format innovation and product mix enrichment so as to differentiate ourselves from the competition. To foster co-operation relationship with major suppliers for mutual benefits, more contracts are signed on a nationwide basis. Quality and efficiency will remain our priority in new store opening and geographical expansion whilst implementing strict cost control measures to ensure consistent and strong growth for the long term.

Among the Group's core businesses, our brewery operation suffered most from the massive earthquake which struck Sichuan Province. Despite limited asset losses, it has curbed consumer spending in Sichuan and some neighboring areas. As Sichuan is one of our major beer markets, coupling with the adverse weather prevailing in the first half of the year, overall sales volume growth of our brewery operation this year has slowed down from last year, in parallel with the general market trend. To compensate for increasing raw materials and financing costs, there has been a significant increase in our beer price this year, boosting return in the long run. Concurrently, our efforts in branding and coverage are continued. As part of the national branding campaign, "SNOW" has rolled out a new packaging, highlighting the Chinese culture of the brand. We have also strengthened our presence in Beijing upon the recent completion of our new brewery in the city.

Leveraging on our leading position in Guangdong, the Group's purified water operation has launched a new marketing program to raise its "C'estbon怡寶" brand awareness nationally. We have further strengthened our distribution network and management system. As the mainland packaged water market is still very fragmented, we are pursuing prudent expansion both within and outside our Guangdong home base.

Our food business has already firmly established a platform for future expansion in the major mainland cities. There was a surge in profit contribution from the mainland meat processing projects during the period, indicating the rising demand for quality food products as well as the higher efficiency of our distribution network. In Hong Kong, there has been intense competition for market share since the opening of the live pig imports from the Chinese Mainland in July last year. We have reacted to the altered market condition by tightening cost control, further developing "Ng Fung" premium brand image and tying up the upstream segment. In July 2008, a joint venture was set up with the largest intensive pig farming corporation in Henan Province, securing a stable and reliable source of high quality livestock for supply to the Hong Kong market and our operation in the mainland. After years of development, our food business has mapped out a clear development strategy with meat, assorted foodstuff and seafood distribution as the three core divisions.

前景（續）

面對人民幣升值、營運成本上漲及海外需求疲弱，中國內地紡織市場的經營環境困難，正處於行業調整與整合期，規模小、競爭力較弱的企業勢將面臨淘汰。產能擴充正在放緩，錄得經營虧損的企業日漸增加，在低端市場尤其普遍。在如此嚴峻的市場環境中，本集團的紡織業務通過高端紗線及尼龍產品的技術改造，成功確立獨特市場定位，保持較佳的競爭力和利潤率。我們也專注發展需求較為穩定的牛仔消閒服成衣出口。

本集團在上半年充滿挑戰的經濟與業務環境中，仍取得理想的戰略與營運進展。中國經濟保持平穩較快增長，強勁內需消弭外部低迷的影響。為了有效應對全球經濟不明朗因素，我們除了繼續落實成本控制措施外，亦進一步加強對風險管理、資金管理及固定資產投資的監控。我們將繼續發揮既有優勢，鞏固市場領導地位，應對消費者需求的變化。在穩健的財務狀況下，我們上半年取得理想業績，為全年增長與今後的發展奠定穩固的基礎。

內部監控

董事會深悉，建立及維持健全的風險管理、內部監控及管治的制度，確保有效達致企業目標、保障集團資產與股東權益、並確保財務及企業報告的可靠性，乃其整體責任所在。本集團採納了美國Committee of Sponsoring Organizations of the Treadway Commission及香港會計師公會所提出的內部監控架構，作為釐定集團公司通用監控系統及實務常規的標準。我們的內部監控系統包括五項主要元素，即有效的監控環境、風險管理、溝通和資訊系統、具成本效益的監控程序，以及恰當的監察機制。

董事會透過監察本集團內審部的工作，定期檢討本集團的內部監控系統。審核委員會負責確保財務報告的可靠性，並監督內部及外聘核數師的工作。截至二零零八年六月三十日止六個月，董事會已檢討本集團現行內部監控及風險管理制度，並信納制度行之有效。

Prospects (continued)

Amidst the difficult operating environment imposed by Renminbi appreciation, higher operational costs and weakened overseas demand, the mainland textile market is undergoing adjustment and integration, eliminating small and less competitive enterprises. Expansion of production capacity is slowing down and operating losses are becoming more common, especially in the lower end market. Against such tough market condition, the Group's textile business has established its niche through technology upgrade in high-end yarn and nylon products, giving us better competitiveness and margins. We are also targeting denim casual wears, which have relatively stable demand, for garment export.

The Group has made good strategic and operational progress during the first half, despite the challenging economic and trading environment. The mainland economy has sustained a relatively fast pace of growth, with robust domestic demand cushioning external downturn. To navigate the global economic uncertainties, in addition to cost control, we will further intensify our control in risk management, cash management and fixed asset investment. We will continue to play our strengths in developing market dominance and responding to the consumer changes. The satisfactory results in the first half-year underpinned by our strong financial position will provide a firm base for the year and future development.

Internal Control

The Board recognizes that it is their overall responsibility to establish and maintain sound systems in risk management, internal control and governance to ensure the effective and efficient accomplishment of corporate goals and objectives, safeguard the Group's assets and shareholders' interest as well as ensure the reliability of financial and corporate reporting. The Group adopts the control frameworks outlined by both the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the United States and the Hong Kong Institute of Certified Public Accountants as our standards in establishing control systems and the best practice among our group companies. Our internal control system consists of five key elements, namely the existence of an effective control environment, risk management, communication and information system, cost effective control process and proper monitoring mechanism.

The Board conducts regular reviews of the Group's internal control system through periodic monitoring of the internal audit department's activities. The Audit Committee oversees the reliability of financial reporting and the works of auditors, both internal and external. For the six months ended 30 June 2008, the Board has reviewed and is satisfied with the effectiveness of the Group's internal control and risk management systems currently in place.

企業管治

董事會深信，維持一個行之有效的企業管治架構，對贏取及維繫主要利益群體的信任，以致最終對本集團的持續發展，至為重要。本公司雖已實施嚴謹的企業管治常規，惟仍不斷致力改善，精益求精。在回顧期內，我們的努力再次受到認許，在《亞洲企業管治》雜誌舉辦的「二零零八年表揚頒獎－亞洲最佳企業管治公司」中被評選為得獎者之一。此外，本公司亦獲得《亞洲金融》雜誌評選為中國最佳企業管治公司以及中國最佳投資者關係公司之一。

本集團致力於投資者關係管理，亦以此為榮。我們經常推動高級管理層、營運管理層與投資界三方進行建設性的對話。二零零八年首六個月，我們與400多位基金經理和分析員進行為數約140次會議，介紹本集團的最新發展、業務大計及公司策略。此外，本集團也一如以往，於期內舉行年度環球路演，派出總部高級管理層和業務部門的主管人員，走訪歐洲、美國及亞洲，與當地的機構投資者會面。為進一步提高本集團業務的透明度，我們首次為新聞界人士安排為期一天的考察團，參觀本集團的東莞啤酒廠及深圳超市業務，參加是次行程的16位記者均反應良好。本集團將繼續保持高水平的企業管治。

社會責任

社會責任體現於我們日常經營業務的方式。本集團推動業務發展，亦以同時締造經濟、社會及環保效益為宗旨。

四川發生特大地震後，本集團迅速組織救援工作，除了作出現金捐款外，也供應日用品及其他所需物資，以濟燃眉之急，並向僱員及顧客發起募捐行動，成功籌集約港幣28,000,000元，其中約港幣16,000,000元由本集團認捐。在災後重建工作中，本集團的啤酒業務部與民政部合作，在臥龍市打造SOS希望村，為受災居民提供300套活動版房。我們的純淨水業務也捐贈了臨時帳篷學校圖書館，供學童災後使用。

Corporate Governance

The Board believes that maintaining a sound and effective corporate governance framework is critical to earning and maintaining the trust of our key stakeholders and ultimately the sustainable development of the Group. We constantly strive to improve and build on the Company's strong corporate governance practices, and such efforts continued to be recognized during the period under review. The Company was selected as one of the recipients of the "Recognition Awards 2008 – Asia's Best Companies for Corporate Governance" by Corporate Governance Asia, and was also rated one of the companies with the best corporate governance and best investor relations in China by FinanceAsia.

The Group prides itself on the way it manages investor relations. We take a tripartite approach to connect our operational management and senior management with the investment community to promote constructive dialogue. For the first six months of 2008, the Company had around 140 meetings with over 400 fund managers and analysts to discuss the Group's latest developments, plans and strategies. As in previous years, we also conducted an annual global roadshow during the period through which senior management of the headquarters together with the operational management met with institutional investors in Europe, the United States and Asia. To further enhance transparency of our businesses, we organized a day trip for journalists for the first time to visit our brewery plant in Dongguan and our supermarket operation in Shenzhen. A total of 16 journalists participated in this event with favorable response. We will continue to maintain high standards of corporate governance.

Social Responsibility

Social responsibility is embedded in the way we operate our business. It is our objective to promote business activities that bring simultaneous economic, social and environmental benefits.

After the massive earthquake in Sichuan Province, the Group quickly mustered the relief efforts. Apart from cash donation, the Group also provided basic necessities and other useful items to aid emergency relief and conducted fundraising activities among its employees and customers. As a result, approximately HK$28 million was raised, of which approximately HK$16 million was contributed by the Group. As part of the post-earthquake reconstruction effort, our beer operation in partnership with the Ministry of Civil Affairs have developed an SOS hope village in Wolong, providing 300 mobile homes for people affected by the earthquake in the area. Our purified water operation also donated tent school libraries for the children after the earthquake.

社會責任(續)

除賑災以外，本集團也非常關心社區投資。回顧期內，我們的純淨水業務開展名為「1+1中華強」的慈善計劃，善長每捐出一本舊書或一項體育用品，可獲贈一瓶純淨水，希望通過這項活動，宣揚「中華因分享而更強」的信息，同時喚起公眾對偏遠農村兒童身心健康的關注。自計劃於四月推出以來，已捐建19所圖書館及6所體育課室。此外，啤酒業務又為清華大學建築歷史與文物建築保護研究所主持的五年計劃提供贊助，推動中國傳統文化的傳承與發展，提高公眾對中國古代建築的欣賞能力。

我們也積極與各方共同努力，合作改善環境。紡織業務採用新技術提升用水的重複利用率，啤酒業務則對污水處理設備及排氣控制系統進行升級改造。零售業務持續推行減少使用塑膠袋、包裝物料及能源消耗的措施，推廣環保購物習慣。香港物流車隊已引入符合歐盟IV期排放標準的環保貨車。我們將繼續探討其他可行措施，協助保護環境。

致謝

本人謹代表董事會，感謝股東及業務夥伴對本集團的持續支持和信任；也感謝全體員工竭誠盡忠，緊密合作，努力為集團爭取卓越佳績。

本人亦謹此向四川地震遇難員工的家屬致以深切慰問，並祝願在地震中受傷者，早日完全康復。

主席
宋林

香港，二零零八年九月三日

Social Responsibility (continued)

Besides disaster relief, the Group is concerned with community investment. During the period under review, our purified water operation launched a charitable program called "1+1中華強", giving out one free bottle of water for every used book or sports item donated. It advocates the notion of sharing makes a stronger nation, while at the same time aims at raising public awareness of the physical and mental health of children living in remote villages. A total of 19 libraries and six classrooms for physical education have been built since its launch in April. The beer operation has sponsored a five-year program organized by the Institute of Architectural History and Conservation of Tsinghua University to foster the inheritance and development of traditional Chinese culture and to enhance the public appreciation of the ancient Chinese architecture.

We are also actively engaged in a concerted effort to improve our environmental performance. Our textile operation has adopted new technologies to increase the rate of water recycling, while the beer operation has upgraded its wastewater treatment equipment and gas emission control system. Our retail operation has ongoing efforts to reduce the use of plastic bags, packaging materials and energy consumption, seeking to promote greener shopping habits. Eco-trucks, which meet the Euro IV emission standard, have also been introduced to our logistic fleet in Hong Kong. We will further explore the many ways that we can develop and implement efforts to aid in protection of the environment.

Appreciation

On behalf of the Board of Directors, I would like to thank all of our shareholders and business associates, for their continuing support and confidence in the Group; and to our staff for their seamless efforts and dedication in striving towards excellence.

I also wish to express our deepest condolences to the families of our staff who have lost their lives in the Sichuan earthquake and extend our best wishes to the injured for a full and speedy recovery.

SONG LIN
Chairman

Hong Kong, 3 September 2008

業務回顧

零售

本集團的零售業務主要由以下三類業務模式組成：(1)超級市場及物流；(2)品牌時尚產品經銷業務及；(3)其他零售店業務。

二零零八年上半年本集團零售業務的經營業績取得顯著增幅，主要受惠於營運效率不斷提高及令人鼓舞之內涵增長。此外，中國內地經濟强勁增長，帶動居民消費力不斷提升，亦刺激了零售市場。回顧期內，營業額及應佔溢利分別為港幣17,330,000,000元及港幣382,000,000元，較二零零七年同期分別增加39.3%及39.9%。

中國內地二零零八年上半年經濟增長強勁，國內生產總值增長達10.4%，城鎮居民收入也快速增長，帶動國內社會消費品零售總額較去年同期增長21.4%。同時，居民消費價格分類指數同比上升7.9%，尤以食品類的增幅顯著，令本集團的消費品業務得以受惠。

環球經濟雖然存在下滑隱憂，但香港經濟持續平穩發展。儘管受通脹壓力影響，香港經濟基礎仍然穩健，帶動二零零八年上半年本地整體消費穩步增長。

超級市場及物流

超級市場及物流業務於二零零八年上半年錄得營業額及應佔溢利分別為港幣15,640,000,000元及港幣260,000,000元，分別較二零零七年同期增加39.9%及29.4%。

於二零零八年六月底，本集團在中國內地及香港共經營約2,500間店舖，其中約53.5%是直接經營，其餘則為特許經營。超市業務主要以「華潤萬家」、「華潤蘇果」及「蘇果」等多個品牌經營。店舖業態主要分為大型超市、綜合超市、標準超市，以及便利店。自二零零七年底起，多間以「Vango」作品牌之便利店分別於深圳及香港開業。回顧期內以區域劃分的營業額貢獻，華東及華中佔61.7%，華南佔26.0%，香港佔7.8%，華北則佔4.5%。

Review of Operations

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution and (3) other retail stores operation.

During the first half of 2008, the Group's retail division achieved a remarkable growth in operating result, mainly contributed by the improvement in operational efficiency and encouraging organic growth. In addition, the robust economic growth of the Chinese Mainland has led to rising domestic consumption demand stimulating the retail market. Turnover and attributable profit for the period under review amounted to HK$17,330 million and HK$382 million respectively, representing an increase of 39.3% and 39.9% over the same period of 2007.

The Chinese Mainland economy was strong in the first half of 2008 with a 10.4% growth in GDP. Urban household income increased rapidly, and a year-on-year 21.4% growth in total retail sales of consumer goods was recorded. In addition, the consumer price index increased by 7.9%, mainly due to a substantial increase in food prices. The Group's consumer businesses have thus benefited as a whole.

Hong Kong maintained its steady growth despite rising concerns of a global economic downturn. Notwithstanding the inflationary pressure, the fundamentals of the Hong Kong economy remained sound. Overall consumption expenditure showed steady growth in first half of 2008.

Supermarket and Logistics

The supermarket and logistics operation reported turnover and attributable profit for the first half of 2008 of HK$15,640 million and HK$260 million respectively, representing an increase of 39.9% and 29.4% over the same period of 2007.

As at the end of June 2008, the Group operated a total of approximately 2,500 stores in the Chinese Mainland and Hong Kong, of which approximately 53.5% were self-operated and the rest were franchised stores. The supermarkets are mainly operated under the brands of "華潤萬家 Vanguard", "華潤蘇果 China Resources Suguo" and "蘇果 Suguo". Major store formats are hypermarket, superstore, supermarket and convenience store. Since the end of 2007, several convenience stores under the brand "Vango" have been opened in Shenzhen and Hong Kong. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 61.7%, 26.0%, 7.8% and 4.5% of the operation's turnover for the period under review.

業務回顧(續)
零售(續)
超級市場及物流(續)

在同店銷售顯著增長及開設新店帶動下，本業務於回顧期內的營業額得以提升。透過調整產品組合以切合消費者需求、優化店舖經營模式及良好的供應鏈管理，存貨周轉率得以改善，亦導致營業額顯著提升。回顧期內之整體同店增長率達15.9%，中國內地的同店增長率更達16.5%。以區域劃分的同店增長率分別為：華東及華中15.5%，華南18.7%，香港6.8%，華北16.0%。

堅持若進佔地區領導地位的策略及透過採取多業態組合方式，本集團的營運效率得以改善，並達至規模經濟效益，再加上與供應商較佳的價格協商及嚴格的成本控制措施，令本業務的盈利能力得以提高。二零零八年上半年的未計利息、稅項、折舊及攤銷前綜合盈利(「EBITDA」)達港幣784,000,000元，較二零零七年同期增長49.3%，其中內地及香港業務EBITDA分別為港幣644,000,000元及港幣140,000,000元。位於寧波、紹興的綜合超市營運表現已有明顯改善。

為提高區域內的市場佔有率，本集團將加強與供應商的合作夥伴關係，整合內部資源，致力提升營運效率，並物色在目標地區開設新店，積極發掘新收購項目的機會。

品牌時尚產品經銷

品牌時尚產品經銷業務於二零零八年上半年錄得營業額及應佔溢利分別為港幣1,260,000,000元及港幣82,000,000元，較二零零七年同期分別增加43.8%及70.8%。

於回顧期內，「Esprit」品牌的營業額及應佔溢利錄得顯著增長，主要透過積極擴大營業面積及進行產品推廣所致。截至二零零八年六月底，中國內地的「Esprit」品牌經銷網絡已擴展至逾970間自營及特許經營店。為擴大品牌影響力，本業務於二零零八年一月在上海開設一間旗艦店。自營店及特許經營店的業績均表現理想，前者於回顧期間內錄得同店增長率達20.0%。此外，品牌時尚產品經銷業務已結束若干品牌的經銷，令虧損減少，亦有助整體盈利的改善。

Review of Operations (continued)
Retail (continued)
Supermarket and Logistics (continued)

The increase in turnover for the period under review was due to remarkable same store growth and new store openings. Stock turnover has improved via enhancement of product mix, category and assortment management to cater for customer preferences as well as store and supply chain management, which in turn led to a notable increase in turnover. Overall same store growth for the period under review was 15.9%; in particular a 16.5% increase was achieved for the Chinese Mainland. In terms of geographical segment, Eastern and Central China, Southern China, Hong Kong and Northern China respectively recorded same store growth of 15.5%, 18.7%, 6.8% and 16.0%.

Alongside the principal strategy of district dominance and adoption of a multi-format approach, the Group achieved economies of scale in operation and improvement in operational efficiency. Coupled with better price negotiation with suppliers and stringent cost controls, higher profitability was recorded. The consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first half of 2008 amounted to HK$784 million, representing a 49.3% growth over the same period of 2007. The EBITDA of the Chinese Mainland and Hong Kong operations were HK$644 million and HK$140 million respectively. Operating performance of superstores in Ningbo and Shaoxing has improved significantly.

In order to raise market presence in the regions, the Group will continue to enhance business relationship with suppliers, rationalize internal resources to further improve operational efficiency, open new stores in target districts and explore acquisition opportunities.

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover and attributable profit for the first half of 2008 of HK$1,260 million and HK$82 million respectively, representing a corresponding increase of 43.8% and 70.8% over the same period of 2007.

For the period under review, the "Esprit" brand reported remarkable growth in both turnover and attributable profit through active expansion of sales floor area and product promotions. As at the end of June 2008, the "Esprit" brand distribution network expanded to over 970 self-operated and franchised stores in the Chinese Mainland. A flagship store was opened in Shanghai in January 2008 to promote wider brand influence. Both self-operated stores and franchised stores achieved satisfactory results with the former recording a same store growth of 20.0% for the period under review. The reduced loss as a result of ceasing certain other brands of the brand-fashion business had partly contributed to the overall profitability improvement.

業務回顧(續)

零售(續)

其他零售店

其他零售店業務於二零零八年上半年的營業額及應佔溢利分別為港幣430,000,000元及港幣40,000,000元，較二零零七年同期分別增加13.8%及66.7%。於二零零八年六月底，本集團的連鎖零售店主要包括5間在香港經營的中藝，以及46間在香港及中國內地經營的華潤堂。

消費氣氛熾熱，高價值及高質素的商品更為顧客喜愛，加上中藝品牌知名度的提升、店舖陳列的創新，翡翠首飾和工藝商品的銷售都有所增加，持續帶動了中藝二零零八年上半年的營業額及盈利增長，並錄得整體同店增長率19.7%。為了開拓不同的消費市場，中藝開設了以年輕人為對象的「djs綴飾」首飾專門店。

港人對健康日益關注，令市場對傳統中藥及保健食品的需求上升。高價值產品的營業額增長，以及實施有效的存貨管理令利潤率得以提升，均有助減低租金及勞工成本上升的壓力，使華潤堂二零零八年上半年的營業額及盈利錄得理想的增長，整體同店增長率錄得15.4%。

飲品

飲品業務於二零零八年上半年的營業額及應佔溢利分別為港幣8,174,000,000元及港幣146,000,000元，較二零零七年同期分別增加30.1%及23.7%。

啤酒

啤酒業務於二零零八年上半年的營業額為港幣7,590,000,000元，較二零零七年同期增加29.8%。應佔溢利為港幣105,000,000元，較二零零七年同期增加1.0%。二零零八年上半年的啤酒銷量上升4.6%至約3,490,000千升。可是，內涵銷量增長主要受到四川省最近發生的地震、惡劣的天氣、售價上漲及行業消費增長低於預期所帶來的不利影響，與去年同比下降2.2%。縱然如此，啤酒業務在一些主要地區仍錄得較市場為好的營業額增長。再者，「雪花」啤酒二零零八年上半年的銷量約2,894,000千升，增長達21.7%，佔總銷量的82.9%。

Review of Operations (continued)

Retail (continued)

Other Retail Stores

The other retail stores segment reported turnover and attributable profit for the first half of 2008 of HK$430 million and HK$40 million respectively, representing a corresponding increase of 13.8% and 66.7% over the same period of 2007. As at the end of June 2008, the Group's chain of retail stores mainly consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 46 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

Buoyant consumer sentiment has enhanced consumers' appreciation of the premium perceived value and quality products. With rising recognition of the Chinese Arts & Crafts 中藝 brand and revamped store display, the increase in sales of jade jewelry as well as arts and craft products continued to support the growth in turnover and profitability of the Chinese Arts & Crafts 中藝 operation for the first half of 2008 with an overall same store growth of 19.7%. To explore a different market segment, specialty jewelry stores "djs" were opened targeting the younger generation market.

Rising health awareness amongst the local community has increased the market demand for traditional Chinese medicine and health food. The increase in sales of certain premium products and margin improvement through effective stock management helped reduce the cost pressure from escalating store rentals and labor costs, and contributed to satisfactory growth in turnover and profitability of the CR Care 華潤堂 operation for the first half of 2008 with an overall same store growth of 15.4%.

Beverage

The beverage division reported turnover and attributable profit for the first half of 2008 of HK$8,174 million and HK$146 million respectively, representing a corresponding increase of 30.1% and 23.7% over the same period in 2007.

Beer

The beer operation reported turnover of HK$7,590 million for the first half of 2008, representing an increase of 29.8% over the same period of 2007. Attributable profit was HK$105 million, representing an increase of 1.0% from the corresponding period in 2007. The sales volume of beer for the first half year rose by 4.6% to approximately 3,490,000 kiloliters. However, organic sales volume declined 2.2% year-on-year, mainly affected by the recent earthquake in Sichuan, bad weather, selling price increases and the lower-than-expected consumption growth in the industry. Nevertheless, the operation recorded a better-than-market turnover growth in certain key regions. Further, the sales volume of our national brand "SNOW" grew 21.7% for the first half of 2008 to 2,894,000 kiloliters, which amounted to 82.9% of the total sales volume.

業務回顧(續)

飲品(續)

啤酒(續)

為減輕麥芽及酒花等啤酒原材料價格持續上升的成本壓力，本集團通過實施有效的存貨管理及提高生產技術以控制原材料成本。此外，調高啤酒售價亦減輕生產成本上升的壓力，使毛利率得以擴大，加上優化產品組合，抵銷了內涵銷量的下降。而且，一些位於內蒙，遼寧及湖南之新廠於本集團剛收購不久已錄得令人鼓舞的業績，使整體利潤得以改善。但是，五月在四川省發生地震，令一些位於省內的啤酒廠受到存貨損失及不同程度的資產損毀，資產減值撥備約港幣40,000,000元，減少本集團於回顧期內的部份淨利潤。根據本集團評估，地震對本集團在四川的產能影響輕微。

本集團截至二零零八年六月底於中國內地經營近60間啤酒廠，年產能約11,000,000千升，其中位於北京新建具產能約400,000千升的啤酒廠已於二零零八年四月開始投產。

本集團將繼續透過收購、新建及擴大現有啤酒廠的產能，以提升產能，配合中國內地經濟的急速發展及啤酒市場的快速增長。「雪花」啤酒已推出凸顯中華文化的品牌新包裝。同時，本集團將不斷開拓及深化區域分銷網絡，並制定合適的銷售組合以迎合當地消費者喜好，令不同地區銷量得以提升。

作為中國內地最大啤酒商之一，本集團將加強地域覆蓋、擴大產能，及提升營運效率，以滿足啤酒市場的增長需求。

Review of Operations (continued)

Beverage (continued)

Beer (continued)

To cope with continuous pressure from rising costs of malt and hops, the Group implemented effective stock management measures and optimized production techniques to keep raw material costs under control. Selling prices were also adjusted to relieve cost pressure of the operation which in turn leading to higher gross profit margin. Together with the enhancement in product mix, the adverse effect caused by the decline in organic sales volume was compensated. In addition, certain new breweries in Inner Mongolia, Liaoning and Hunan achieved encouraging results shortly after the Group's acquisition and helped improve the overall profitability. However, certain breweries suffered stock loss and asset damages of various degrees in the Sichuan earthquake in May and an impairment provision of approximately HK$40 million was recorded that partly reduced the Group's net profit for the period under review. Based on the Group's assessment, the impact on the Group's production capacity in Sichuan is minimal.

As at the end of June 2008, the Group operated approximately 60 breweries in the Chinese Mainland with an annual production capacity of approximately 11 million kiloliters, including a production capacity of 0.4 million kiloliters from the greenfield brewery in Beijing which has already commenced production since April 2008.

The Group continues to expand its production capacity through acquisition, investments in greenfield breweries and capacity upgrade of existing breweries to further capture the rapid economic development and the fast growing beer market in the Chinese Mainland. A new packaging for "SNOW" has been rolled out, highlighting the Chinese culture of the brand. To further boost sales volume of different regions, the Group continues to explore and intensify the regional distribution network to cater for appropriate sales mix to meet customer preferences.

As one of the largest brewers in the Chinese Mainland, the Group will strengthen its geographical coverage, increase production capacity and enhance operational efficiency so as to capitalize on the growing market demand for beer.

業務回顧(續)

飲品(續)

純淨水

以「C'estbon怡寶」作為獨有品牌的純淨水業務，於二零零八年上半年的營業額及應佔溢利分別為港幣584,000,000元及港幣41,000,000元，分別較二零零七年同期增加33.6%及192.9%。於回顧期內的純淨水銷量上升21.5%至約609,000千升。

為配合中國內地包裝水市場的增長，本集團增加產量，同時通過市場推廣提高其品牌於全國的知名度，使純淨水業務於二零零八年上半年的營業額及應佔溢利得以增長。本集團於二零零七年五月把所持純淨水業務的權益由51%增加至100%，亦促使本業務於回顧期內應佔溢利有所提升。

為抓緊中國內地包裝水市場需求的增長機會，本集團位於江門的新廠已在回顧期內全面落成，再配合現有位於廣東省的其餘兩家工廠及四川省的一家工廠，令本集團純淨水的產能得以顯著擴大。

展望未來，為加強本身競爭優勢，本集團將審慎地拓展市場，通過尋找合適併購對象，以及擴充產能，進一步增加市場佔有率。

食品加工及經銷

食品加工及經銷業務於二零零八年上半年錄得營業額及應佔溢利分別為港幣3,821,000,000元及港幣240,000,000元，較二零零七年同期分別增加11.0%及7.1%。由於受到香港活畜經銷業務表現影響，剔除於本年出售策略性投資之收益後，本業務於二零零八年上半年的應佔溢利較去年同期減少30.4%。

Review of Operations (continued)

Beverage (continued)

Purified Water

The purified water operation, with "C'estbon怡寶" as its sole brand, reported turnover and attributable profit for the first half of 2008 of HK$584 million and HK$41 million respectively, representing an increase of 33.6% and 192.9% over the same period of 2007. The sales volume of purified water for the period under review rose 21.5% to approximately 609,000 kiloliters.

To capture the growth of the packaged water market in the Chinese Mainland, the Group increased its production volume and launched a promotional campaign to raise its brand awareness nationally, contributing to the increase in both turnover and attributable profit of the operation for the first half of 2008. The increase in the Group's equity interest in the purified water operation from 51% to 100% in May 2007 also partially explained the increase in attributable profit for the period under review.

Capitalizing on the favorable market demand opportunity, the new factory in Jiangmen was fully completed during the period under review. Together with two other existing factories in Guangdong and another one in Sichuan, the Group's production capacity of purified water has been substantially enlarged.

Looking forward, to strengthen its competitive advantage, the Group will be prudently expanding into new markets, undertaking merger and acquisition and upgrading its production capacity to maintain its growth in market share.

Food Processing and Distribution

The food processing and distribution division reported turnover and attributable profit for the first half of 2008 of HK$3,821 million and HK$240 million respectively, representing a corresponding increase of 11.0% and 7.1% over the same period of 2007. Excluding the disposal gain on strategic investments in the year, attributable profit of the division for the first half of 2008 would have decreased by 30.4%, mainly affected by the performance of the livestock distribution business.

業務回顧(續)

食品加工及經銷(續)

年初內地某些地區受雪災破壞令運輸困難，一度影響內地活畜的供應，加上人民幣升值，促使豬隻進口價格於回顧期內持續上升。此外，本港活豬銷售市場競爭加劇，促使銷量下降及毛利率縮窄。然而，凍肉、水產品及其他綜合食品經銷業務通過擴大貨源渠道、提升「五豐」品牌知名度、加大新產品的市場營銷及積極拓展內地市場，其營業額及盈利於回顧期內均錄得理想增長。

在採購、屠宰及鮮肉生產各方面的競爭優勢支持下，本業務增加對內地重點城市肉類加工業務的投資。深圳和上海業務於回顧期內錄得滿意增長。新收購位於杭州及四川的肉類加工業務亦於本年上半年帶來溢利貢獻。杭州五豐冷食以及揚州五豐富春等內地其他業務在回顧期內也錄得理想溢利增長。

本集團於二零零八年七月與河南糧油食品進出口集團有限責任公司簽訂協議，於河南省成立新的合資企業。這項目將對供港活豬業務提供强而有力的支持，同時使本集團進一步成為內地領先的垂直整合肉類供應商。本集團於可見將來仍會繼續抓緊投資機遇，發展內地肉食加工及品牌食品經銷業務。

於回顧期內，遠洋捕撈及水產品加工業務營業額錄得顯著增長，主要受惠於銷量及銷售價格上升所致。然而，整體業務的毛利率於回顧期內卻因燃料價格屢創新高而受到影響。除開發有盈利潛能的新市場的策略外，本業務會定期實地檢察捕撈船隊的燃料耗用情況，並推行節約成本措施，以密切監察不斷上升的生產成本，從而減低油價上漲帶來的影響。

Review of Operations (continued)

Food Processing and Distribution (continued)

The supply of mainland livestock was temporarily affected by transportation difficulties during the snowstorms wrecking certain regions of the Chinese Mainland early this year. Together with the appreciation of Renminbi, pig import prices continued to rise during the period under review. In addition, rising competition in the Hong Kong live pig market reduced both sales quantity and gross margin. On the other hand, through securing supply and marketing of new products, promotion of "Ng Fung" brand recognition as well as expansion in the mainland market, there was satisfactory growth in both turnover and attributable profit in frozen food, aquatic products and other assorted foodstuff distribution for the period under review.

Leveraging on its competitive edge in sourcing, slaughtering and fresh meat production, the division accelerated its investments in the mainland meat processing business targeting the major cities. The Shenzhen and Shanghai operations reported satisfactory growth for the period under review. The newly acquired Hangzhou and Sichuan meat processing operations had initial profit contribution in the first half of the year. Other businesses in the Chinese Mainland, including the Hangzhou NF Refrigerated Food (杭州五豐冷食) and Yangzhou NF Fuchun (揚州五豐富春) operations, also reported satisfactory growth in profitability for the period under review.

In July 2008, the Group entered into an agreement with 河南糧油食品進出口集團有限責任公司 (Henan Cereals, Oils & Foodstuffs Imp. & Exp. Group Corporation, Ltd.) to set up a new joint venture company in Henan Province. This will favorably strengthen the operation in livestock supply to Hong Kong, while at the same time taking us one step further to becoming a leading vertically integrated meat supplier in the Chinese Mainland. The Group will continue to capture investment opportunities in the meat processing and branded food distribution in the Chinese Mainland in the foreseeable future.

The marine fishing and aquatic products processing operation reported notable growth in turnover for the period under review, mainly contributed by the increase in sales volume and selling price. However, overall gross margin of the operation was adversely affected by the record high fuel prices for the period under review. Apart from strategies to enter new profitable markets, regular on-site review of fishing fleet fuel utilization and cost saving measures were implemented to closely monitor the increasing production costs in order to weather the impact of rising oil prices.

業務回顧(續)

紡織

紡織業務於二零零八年上半年的營業額及應佔溢利分別為港幣2,461,000,000元及港幣66,000,000元，較二零零七年同期分別增加6.2%及減少4.3%。於回顧期內，本業務錄得外幣貸款匯兑收益，從而緩和因成本上漲導致經營溢利下跌的影響。剔除投資物業價值重估的税後影響後，二零零八年上半年的應佔溢利同比下跌4.5%。

由於員工成本、直接材料和公用費用等生產成本上升，以及國內從緊的貨幣政策令借貸成本增加，使本業務的營運成本上升。再者，產品售價因市場競爭激烈而未能相應提高。但是，市場對尼龍絲及高檔紗線的殷切需求帶動出口銷售，抵銷了上述因素對盈利構成的部份壓力。

展望未來，高員工成本及內地對環保更嚴厲的要求，將持續影響國內紡織業。從二零零八年八月起紡織品的增值税出口退税率提高至13%，將某程度上舒緩本業務的成本壓力。為了在競爭日趨激烈之經營環境下提高競爭優勢，本業務將繼續致力推行技術改造計劃，並增加高檔產品比例的產品組合。

投資物業

投資物業業務主要包括零售店鋪的物業租務。本業務於二零零八年上半年錄得營業額為港幣205,000,000元，較二零零七年同期增加12.0%。二零零八年上半年的股東應佔溢利為港幣566,000,000元。剔除約港幣375,000,000元的税後估值盈餘(二零零七年上半年：約港幣274,000,000元)及因減低香港利得税率而減少之遞延税項負債約港幣52,000,000元後，本業務於二零零八年上半年的股東應佔溢利較去年同期增加24.1%。

理想租金增長主要來自零售物業組合。本地及旅客消費的增加令零售銷售持續受惠，並刺激零售店鋪租金上升。於期內，零售物業組合持續達接近全部租出。

Review of Operations (continued)

Textile

Turnover and attributable profit of the textile division for the first half of 2008 were HK$2,461 million and HK$66 million respectively, representing an increase of 6.2% and decrease of 4.3% over the same period of 2007. During the period under review, exchange gains arising from foreign currency loans mitigated the impact of rising cost which led to a decline in the operating profit of the division. Attributable profit excluding the after-tax effect of revaluation of investment properties decreased by 4.5% for the first half of 2008.

Owing to rising production cost including labor, direct materials and utilities, and the higher borrowing cost under the tight monetary policy in the Chinese Mainland, operating cost of the division increased. But there were difficulties in raising selling prices correspondingly due to keen market competition. The pressure on profitability was partially offset by the higher contribution from the export sales of nylon products and high-end yarn, which still enjoyed strong demand.

Moving forward, high labor costs and more stringent requirements for environmental protection will continue to impact the textile industry in the Chinese Mainland. The increase in VAT rebate on export of textile products to 13% effective from August 2008 will relieve cost pressure to the division to a certain extent. To enhance our competence under the increasingly competitive operating environment, the division's focus on technology upgrade and product mix rationalization by increasing the proportion of quality high-end products will remain unchanged.

Investment Property

The investment property division, which mainly comprises retail property rental segment, reported turnover for the first half of 2008 of HK$205 million, representing an increase of 12.0% over the same period in 2007. Profit attributable to shareholders for the first half in 2008 amounted to HK$566 million. Excluding the after-tax revaluation surplus of approximately HK$375 million (First half of 2007: approximately HK$274 million) and the decrease in deferred tax liabilities of approximately HK$52 million resulted from the reduction in the Hong Kong profits tax rate, profit attributable to shareholders of the division for the first half of 2008 would have increased by 24.1%.

The satisfactory rental increase was mainly attributable to the retail portfolio. The increase in local and tourist spending sustained an upward trend for retail sales, driving up retail rentals during the period under review. The retail portfolio continued to be nearly fully let during the period.

業務回顧(續)

投資物業(續)

展望未來，縱使金融市場處於困境，但對優質零售場所之需求仍然穩定。2009年開始，本集團旗下新港中心物業將引入一家國際時裝品牌零售商，將帶動我們的零售物業租金收入進一步提升。

本業務於中國內地經營的購物商場多年來通過優化管理，部份樓面供本集團超市業務營運，令致位於江門及開平的商場均錄得理想的出租率。

投資及其他業務

本業務於二零零八年上半年的應佔溢利為港幣190,000,000元(二零零七年上半年：港幣198,000,000元)。

貨櫃碼頭

本集團擁有HIT Investments Limited和Hutchison Ports Yantian Investments Limited的10%權益。於回顧期內，香港及鹽田深水港業務的溢利表現維持穩定。

財務回顧

資金及融資

於二零零八年六月三十日，本集團的綜合現金及銀行結存達港幣9,537,000,000元。本集團於二零零八年六月三十日的借貸為港幣14,319,000,000元，其中港幣5,427,000,000元須於一年內償還，港幣8,888,000,000元須於一年後但五年內償還，另港幣4,000,000元則須於五年後償還。於二零零八年六月三十日，本集團尚未動用之借貸備用額為港幣1,906,000,000元。於二零零八年四月一日，本集團一家附屬公司與10間銀行簽署一份港幣1,800,000,000元，為期五年的有期銀團貸款備用額，年利率為香港銀行同業拆息加0.57%。

於二零零八年六月三十日，按借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率約為14.1%(二零零七年十二月三十一日：13.3%)。

Review of Operations (continued)

Investment Property (continued)

Moving forward, despite the difficult conditions in the financial market, the demand for prime retail space will remain stable. The introduction of an international fashion brand retailer into the Group's Silvercord property commencing from 2009 will further boost the rental income of our retail properties.

Over the years, through enhancement measures adopted in managing the shopping mall operation in the Chinese Mainland, part of its space for our supermarket use, both shopping malls at Jiangmen and Kaiping recorded satisfactory occupancy rates.

Investments and Others

Attributable profit for first half of 2008 amounted to HK$190 million (First half of 2007: HK$198 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the period under review.

Financial Review

Capital and Funding

As at 30 June 2008, the Group's consolidated cash and bank balance amounted to HK$9,537 million. The Group's borrowings as at 30 June 2008 were HK$14,319 million with HK$5,427 million repayable within 1 year, HK$8,888 million repayable after 1 year but within 5 years and HK$4 million repayable after 5 years. Committed borrowing facilities available to the Group but not drawn as at 30 June 2008 amounted to approximately HK$1,906 million. On 1 April 2008, a subsidiary under our beer operation, together with 10 banks, signed a 5-year term syndicated loan facility of HK$1,800 million, interest bearing at 0.57% p.a. over HIBOR.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 14.1% as at 30 June 2008 (31 December 2007: 13.3%).

財務回顧(續)

資金及融資(續)

本集團的主要資產、負債、收益及付款均以港幣、人民幣及美元結算。於二零零八年六月三十日，本集團現金存款結餘分別有24.9%以港幣、69.5%以人民幣及5.0%以美元持有。本集團借貸中56.2%及34.3%分別以港幣及人民幣結算，5.2%則以美元為單位。為緩和利率風險，本集團就部份貸款已簽訂了一些利率掉期合約，作為對沖。

資產抵押

於二零零八年六月三十日，本集團已抵押賬面淨值為港幣249,000,000元(二零零七年十二月三十一日：港幣248,000,000元)的資產，以獲取總額為港幣252,000,000元(二零零七年十二月三十一日：港幣272,000,000元)的借貸。

或然負債

於二零零八年六月三十日，本集團並無任何重大或然負債。

僱員

於二零零八年六月三十日，除聯營公司以外，本集團聘用約135,000人，其中逾95%在中國內地僱用，其餘的主要駐守香港及海外。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並輔以各種以現金支付之獎勵。

承董事會命
董事總經理
陳樹林

香港，二零零八年九月三日

Financial Review (continued)

Capital and Funding (continued)

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 June 2008, 24.9% of the Group's cash deposit balances was held in Hong Kong dollars, 69.5% in Renminbi and 5.0% in US dollars; whereas 56.2% of the Group's borrowings was denominated in Hong Kong dollars and 34.3% in Renminbi with 5.2% in US dollars. To mitigate the interest rate exposure, the Group entered into certain interest rate swaps to hedge against part of its borrowings.

Pledge of Assets

As at 30 June 2008, assets with a carrying value of HK$249 million (31 December 2007: HK$248 million) were pledged for total borrowings of HK$252 million (31 December 2007: HK$272 million).

Contingent Liabilities

The Group did not have any material contingent liabilities as at 30 June 2008.

Employees

As at 30 June 2008, the Group, excluding its associated companies has a staff size around 135,000, amongst which more than 95% being employed in the Chinese Mainland, whilst the rest mainly in Hong Kong and overseas. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with built-in merit components, paid in the form of cash bonuses.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 3 September 2008

簡明綜合損益表
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零八年六月三十日止六個月 For the six months ended 30 June 2008

		附註 Notes	截至六月三十日止六個月 For the six months ended 30 June 二零零八年 **2008** （未經審核） **(Unaudited)** 港幣百萬元 **HK$ million**	 二零零七年 2007 （未經審核） (Unaudited) 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**			
營業額	Turnover	2	**31,806**	24,543
銷售成本	Cost of sales		**(24,027)**	(18,572)
毛利	Gross profit		**7,779**	5,971
其他收入	Other income	3	**1,056**	737
銷售及分銷費用	Selling and distribution expenses		**(5,037)**	(3,856)
一般及行政費用	General and administrative expenses		**(1,430)**	(1,021)
財務成本	Finance costs	4	**(295)**	(213)
應佔聯營公司業績淨額	Share of net results of associates		**173**	162
除税前溢利	Profit before taxation		**2,246**	1,780
税項	Taxation	5	**(505)**	(352)
持續經營之業務之本期溢利	Profit for the period from continuing operations	6	**1,741**	1,428
已終止經營之業務	**Discontinued operation**			
已終止經營之業務之本期溢利	Profit for the period from discontinued operation	8	**–**	2,576
本期溢利	**Profit for the period**		**1,741**	4,004
分配於：	**Attributable to:**			
本公司股東權益	Shareholders of the Company		**1,488**	3,737
少數股東權益	Minority interests		**253**	267
			1,741	4,004
每股盈利	**Earnings per share**	9		
持續經營及已終止經營之業務	From continuing and discontinued operations			
基本	Basic		**HK$0.62**	HK$1.58
攤薄	Diluted		**HK$0.62**	HK$1.56
持續經營之業務	From continuing operations			
基本	Basic		**HK$0.62**	HK$0.49
攤薄	Diluted		**HK$0.62**	HK$0.48

簡明綜合資產負債表
CONDENSED CONSOLIDATED BALANCE SHEET

於二零零八年六月三十日 At 30 June 2008

		附註 Notes	於二零零八年六月三十日 At 30 June 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	於二零零七年十二月三十一日 At 31 December 2007 (經審核) (Audited) 港幣百萬元 HK$ million
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
一投資物業	– Investment properties	10	**7,644**	7,299
一持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	10	**2,784**	2,488
一其他物業、機器及設備	– Other property, plant and equipment	10	**23,052**	20,089
商譽	Goodwill		**6,371**	6,133
其他無形資產	Other intangible assets		**79**	81
於聯營公司之權益	Interests in associates		**1,804**	1,447
可售投資	Available for sale investments		**47**	46
預付款項	Prepayments		**208**	205
遞延税項資產	Deferred taxation assets		**136**	119
			42,125	37,907
流動資產	**Current assets**			
存貨	Stocks		**11,093**	9,080
貿易及其他應收款項	Trade and other receivables	11	**6,129**	5,241
可退回税項	Taxation recoverable		**17**	20
已抵押銀行結存	Pledged bank deposits		**39**	38
現金及銀行結存	Cash and bank balances		**9,498**	8,405
			26,776	22,784
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	12	**(18,868)**	(16,565)
衍生金融工具	Derivative financial instruments		**(3)**	(4)
短期貸款	Short term loans		**(5,427)**	(4,944)
應付税項	Taxation payable		**(368)**	(268)
			(24,666)	(21,781)
流動資產淨值	**Net current assets**		**2,110**	1,003
總資產減流動負債	**Total assets less current liabilities**		**44,235**	38,910
非流動負債	**Non-current liabilities**			
長期貸款	Long term loan		**(8,892)**	(7,503)
遞延税項負債	Deferred taxation liabilities		**(1,358)**	(1,243)
其他非流動負債	Other non-current liabilities		**(154)**	–
			33,831	30,164

		附註 Notes	於二零零八年 六月三十日 At 30 June 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	於二零零七年 十二月三十一日 At 31 December 2007 (經審核) (Audited) 港幣百萬元 HK$ million
股本及儲備	**Capital and reserves**			
股本	Share capital	13	**2,388**	2,385
儲備	Reserves		**22,320**	20,486
本公司股東應佔權益	**Equity attributable to shareholders of the Company**		**24,708**	22,871
少數股東權益	**Minority interests**		**9,123**	7,293
總權益	**Total equity**		**33,831**	30,164

簡明綜合現金流量表
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

截至二零零八年六月三十日止六個月 For the six months ended 30 June 2008

		截至六月三十日止六個月 For the six months ended 30 June 二零零八年 2008 (未經審核) (Unaudited) 港幣百萬元 HK$ million	二零零七年 2007 (未經審核) (Unaudited) 港幣百萬元 HK$ million
經營活動之現金流入淨額	**Net cash from operating activities**	**1,817**	2,591
投資活動之現金流量	**Cash flows from investing activities**		
出售已終止經營業務所得款項(減除出售之現金及現金等值)	Disposal of discontinued operation (net of cash and cash equivalents disposed of)	**–**	3,019
出售附屬公司所得款項(減除出售之現金及現金等值)	Disposal of subsidiaries (net of cash and cash equivalents disposed of)	**5**	–
收購附屬公司及增購附屬公司權益	Acquisition of subsidiaries and purchase of additional interest in subsidiaries	**(5)**	(2,911)
購入固定資產	Purchase of fixed assets	**(2,789)**	(2,798)
其他投資活動現金流入	Other investing cash inflows	**61**	227
用於投資活動之淨現金	**Net cash used in investing activities**	**(2,728)**	(2,463)
融資活動之現金流量	**Cash flows from financing activities**		
銀行及其他借貸之現金流入淨額	Net cash inflow from bank and other borrowings	**1,701**	2,726
其他融資活動之現金流入	Other financing cash inflows	**173**	194
融資活動之現金流入淨額	**Net cash from financing activities**	**1,874**	2,920
淨現金及現金等值增加	**Net increase in cash and cash equivalents**	**963**	3,048
匯率調整之影響	**Effect of foreign exchange rate changes**	**134**	39
於一月一日之現金及現金等值	**Cash and cash equivalents at 1 January**	**8,400**	7,056
於六月三十日之現金及現金等值	**Cash and cash equivalents at 30 June**	**9,497**	10,143
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**9,498**	10,143
銀行透支	Bank overdrafts	**(1)**	–
		9,497	10,143

簡明綜合股東權益變動表
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

截至二零零八年六月三十日止六個月 For the six months ended 30 June 2008

	本公司股東應佔權益 Equity attributable to shareholders of the Company								少數股東權益 Minority interests	總權益 Total equity
	股本 Share capital	股份溢價 Share premium	估值儲備 Valuation reserve	僱員股份補償儲備 Employee share-based compensation reserve	對沖儲備 Hedge reserve	匯兌儲備 Exchange reserve	保留溢利 Retained profits	合計 Total		
	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於2008年1月1日 At 1 January 2008	2,385	12,829	10	172	(4)	1,397	6,082	22,871	7,293	30,164
匯率調整 Exchange rate adjustments	-	-	-	-	-	1,025	-	1,025	442	1,467
物業重估盈餘 Surplus on revaluation of properties	-	-	11	-	-	-	-	11	-	11
確認衍生金融工具公允價值變動 Recognition of changes in fair value of derivative financial instruments	-	-	-	-	1	-	-	1	-	1
直接確認為權益之收入淨額 Net income recognised directly in equity	-	-	11	-	1	1,025	-	1,037	442	1,479
因出售聯營公司而轉出 Release due to disposal of associates	-	-	-	-	-	(3)	-	(3)	-	(3)
股東應佔溢利 Profit attributable to shareholders	-	-	-	-	-	-	1,488	1,488	253	1,741
本期間已確認收入總額 Total recognised income for the period	-	-	11	-	1	1,022	1,488	2,522	695	3,217
按溢價發行股份 Shares issued at premium	3	28	-	-	-	-	-	31	-	31
增購附屬公司權益 Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	(1)	(1)
少數股東注資 Contribution from minority shareholders	-	-	-	-	-	-	-	-	1,152	1,152
股息 Dividends	-	-	-	-	-	-	(716)	(716)	(16)	(732)
	3	28	11	-	1	1,022	772	1,837	1,830	3,667
於2008年6月30日 At 30 June 2008	2,388	12,857	21	172	(3)	2,419	6,854	24,708	9,123	33,831

		本公司股東應佔權益 Equity attributable to shareholders of the Company								少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital 港幣百萬元 HK$ million	股份溢價 Share premium 港幣百萬元 HK$ million	估值儲備 Valuation reserve 港幣百萬元 HK$ million	僱員股份補償儲備 Employee share-based compensation reserve 港幣百萬元 HK$ million	對沖儲備 Hedge reserve 港幣百萬元 HK$ million	匯兑儲備 Exchange reserve 港幣百萬元 HK$ million	保留溢利 Retained profits 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於2007年1月1日	At 1 January 2007	2,358	12,606	6	168	(13)	506	3,510	19,141	5,824	24,965
匯率調整	Exchange rate adjustments	-	-	-	-	-	316	-	316	126	442
確認衍生金融工具公允價值變動	Recognition of changes in fair value of derivative financial instruments	-	-	-	-	15	-	-	15	-	15
直接確認為權益之收入淨額	Net income recognised directly in equity	-	-	-	-	15	316	-	331	126	457
因出售可售投資而轉出	Release due to disposal of available for sale investment	-	-	(2)	-	-	-	-	(2)	-	(2)
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	3,737	3,737	267	4,004
本期間已確認收支總額	Total recognised income and expenses for the period	-	-	(2)	-	15	316	3,737	4,066	393	4,459
按溢價發行股份	Shares issued at premium	18	155	-	-	-	-	-	173	-	173
發行股份費用	Share issue expenses	-	(1)	-	-	-	-	-	(1)	-	(1)
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	41	41
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	(443)	(443)
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	762	762
股息	Dividends	-	-	-	-	-	-	(617)	(617)	(21)	(638)
僱員購股權福利	Employee share option benefits	-	-	-	2	-	-	-	2	-	2
		18	154	(2)	2	15	316	3,120	3,623	732	4,355
於2007年6月30日	At 30 June 2007	2,376	12,760	4	170	2	822	6,630	22,764	6,556	29,320

一. 一般事項

甲. 獨立審閱

截至二零零八年六月三十日止半年度之中期業績並未經審核及已經由本公司之審核委員會審閱。

乙. 編制基準

截至二零零八年六月三十日止六個月之簡明綜合中期財務報告(「中期財務報告」)乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16所載之適用披露規定及香港會計準則(「香港會計準則」)第34號「中期財務申報」編製。

丙. 主要會計政策

編製中期財務報告所用的會計政策與編製截至二零零七年十二月三十一日止年度全年財務報告所用者一致。

於回顧期間,本集團已引用香港會計師公會(「香港會計師公會」)頒佈的新詮釋。該等新詮釋乃適用於本集團二零零八年一月一日開始的會計期間。

引用該等新詮釋對本集團於回顧會計期間及以往會計期間業績及財務狀況並未構成重大影響,故毋須作出任何前期調整。

本集團並無提早引用香港會計師公會已頒佈但尚未生效的新及經修訂準則、修訂及詮釋。本公司董事預計引用該等準則及詮釋不會對本集團的業績及財務狀況構成重大影響。

1. General

A. Independent review

The interim results for the half-year ended 30 June 2008 are unaudited and have been reviewed by the Company's Audit Committee.

B. Basis of preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2008 ("interim financial information") have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

C. Principal accounting policies

The accounting policies used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2007.

In the current period, the Group has applied the new interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1 January 2008.

The adoption of these new interpretations has had no material effect on the results or financial positions of the Group for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

The Group has not early applied the new or revised standards, amendments and interpretations that have been issued by the HKICPA but are not yet effective. The directors of the Company anticipate that the application of these standards and interpretations will have no material impact on the results and financial positions of the Group.

二. 營業額及分類資料
主要申報規格－按業務劃分

2. Turnover and Segment Information
Primary reporting format – business segments

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務總計 Continuing Operations Total 港幣百萬元 HK$ million
截至二零零八年六月三十日止六個月	**For the period ended 30 June 2008**								
營業額	**Turnover**								
對外銷售	External sales	17,276	8,143	3,737	2,461	189	–	–	31,806
業務間銷售*	Inter-segment sales*	54	31	84	–	16	–	(185)	–
合計	Total	17,330	8,174	3,821	2,461	205	–	(185)	31,806
分類業績	**Segment result**	699	535	319	143	623	–		2,319
未經分攤的公司支出	Unallocated corporate expenses								(52)
利息收入	Interest income								101
財務成本	Finance costs								(295)
應佔聯營公司業績淨額	Share of net results of associates	–	–	14	(1)	–	160		173
稅項	Taxation								(505)
本期溢利	**Profit for the period**								1,741

二. 營業額及分類資料(續)
主要申報規格－按業務劃分(續)

2. Turnover and Segment Information (continued)
Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務總計 Continuing Operations Total 港幣百萬元 HK$ million	石油及相關產品經銷（已終止經營之業務） Petroleum and Related Products Distribution (Discontinued Operation) 港幣百萬元 HK$ million	總計 Total 港幣百萬元 HK$ million
截至二零零七年六月三十日止六個月	For the six months ended 30 June 2007										
營業額	Turnover										
對外銷售	External sales	12,410	6,271	3,376	2,318	168	-	-	24,543	10,610	35,153
業務間銷售*	Inter-segment sales*	27	12	65	-	15	-	(119)	-	-	-
合計	Total	12,437	6,283	3,441	2,318	183	-	(119)	24,543	10,610	35,153
分類業績	Segment result	442	388	300	126	506	(6)		1,756	251	2,007
未經分配的公司支出	Unallocated corporate expenses								(52)	-	(52)
利息收入	Interest income								127	13	140
出售已終止經營之業務所得溢利	Profit on disposal of discontinued operation	-	-	-	-	-	-		-	2,393	2,393
財務成本	Finance costs								(213)	(23)	(236)
應佔聯營公司業績淨額	Share of net results of associates	-	-	-	-	-	162		162	-	162
稅項	Taxation								(352)	(58)	(410)
本期溢利	Profit for the period								1,428	2,576	4,004

* 業務間銷售乃按當時的市場價格收費。

* Inter-segment sales were charged at prevailing market rates.

三. 其他收入 3. Other Income

		截至六月三十日止六個月 Six months ended 30 June	
		二零零八年 2008 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million
其他收入包括下列各項：	**Other income includes the following:**		
持續經營之業務	**Continuing operations**		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	**2**	2
利息收入	Interest income	**101**	127
投資物業重估盈餘	Valuation gain on investment properties	**457**	381
出售聯營公司權益之所得溢利	Profit on disposal of interests in associates	**95**	1
已終止經營之業務	**Discontinued operation**		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	**–**	1
利息收入	Interest income	**–**	13

四. 財務成本 4. Finance Costs

		截至六月三十日止六個月 Six months ended 30 June	
		二零零八年 2008 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**		
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	**276**	214
毋須於五年內悉數償還之其他貸款利息	Interest on other loans not wholly repayable within five years	**–**	2
融資支出（已扣除匯兌收益）	Financing charges (net of exchange gain)	**19**	(3)
		295	213
已終止經營之業務	**Discontinued operation**		
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	**–**	18
融資支出	Financing charges	**–**	5
		–	23
		295	236

五. 税項

5. Taxation

		截至六月三十日止六個月 Six months ended 30 June	
		二零零八年 2008 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**		
本期間税項	**Current taxation**		
香港	Hong Kong	**66**	67
中國內地	Chinese Mainland	**347**	216
		413	283
遞延税項	**Deferred taxation**		
香港	Hong Kong		
－本年度	– Current year	**81**	62
－税率變更	– Change in tax rate	**(58)**	–
中國內地	Chinese Mainland	**69**	7
		505	352
已終止經營之業務	**Discontinued operation**		
本期間税項	**Current taxation**		
香港	Hong Kong	**–**	58
海外	Overseas	**–**	2
		–	60
遞延税項	**Deferred taxation**		
香港	Hong Kong	**–**	(2)
		–	58
		505	410

香港利得税乃根據本期間之估計應課税溢利按税率16.5%（二零零七年：17.5%）計算。二零零八年六月，香港政府頒令由二零零八／零九年財政年度起的利得税税率由17.5%改為16.5%。

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profits for the period. In June 2008, the Hong Kong government enacted a change in the profits tax rate from 17.5% to 16.5% commencing the fiscal year 2008/2009.

五. 稅項（續）

中國內地附屬公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。根據中華人民共和國(「中華人民共和國」)企業所得稅法(「新法規」)和新法規的實施條例，由二零零八年一月一日起，於中華人民共和國的附屬公司稅率將通過若干過渡性安排變更為25%。

5. Taxation (continued)

Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. The Law of the People's Republic of China (the "PRC") on Enterprise Income Tax (the "New Law") and Implementation Regulations of the New Law has changed the tax rate of those PRC subsidiaries to 25% from 1 January 2008 with certain transitional arrangement.

六. 本期溢利

6. Profit for the Period

		截至六月三十日止六個月 Six months ended 30 June	
		二零零八年 **2008** 港幣百萬元 **HK$ million**	二零零七年 2007 港幣百萬元 HK$ million
本期溢利已扣除／(計入)下列各項：	**Profit for the period has been arrived at after charging/(crediting):**		
持續經營之業務	**Continuing operations**		
折舊	Depreciation		
一自置資產	– Owned assets	**979**	731
無形資產攤銷（包括在一般及行政費用內）	Amortisation of intangible assets (included in general and administrative expenses)	**5**	7
已售貨品成本	Cost of goods sold	**23,847**	18,378
出售固定資產所得(盈利)／虧損	(Gain)/loss on disposal of fixed assets	**(3)**	3

七. 股息

7. Dividends

		截至六月三十日止六個月 Six months ended 30 June	
		二零零八年 2008 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million
已付二零零七年末期股息每股普通股港幣0.30元（二零零七年：二零零六年末期股息每股普通股港幣0.26元）(附註：乙)	Final dividend paid of HK$0.30 for 2007 (2007: HK$0.26 for 2006) per ordinary share (Note b)	**716**	617

(甲) 出售已終止經營業務的每股普通股港幣0.60元之特別股息已於二零零七年八月派發(附註八)。

(a) A special dividend of HK$0.60 per ordinary share was paid in August 2007 as a result of the disposal of the discontinued operation (note 8).

(乙) 於二零零八年三月三十一日舉行董事會會議上，董事建議就截至二零零七年十二月三十一日止年度派發末期股息每股普通股港幣0.30元。股東隨後在二零零八年五月二十九日批准該建議。

(b) At the board meeting held on 31 March 2008, the directors proposed a final dividend of HK$0.30 per ordinary share for the year ended 31 December 2007. Such proposal was subsequently approved by shareholders on 29 May 2008.

(丙) 於二零零八年九月三日召開的董事會會議上，董事宣派中期股息每股普通股港幣0.15元（二零零七年：中期股息每股普通股港幣0.15元）。根據截至本報告日之最新已發行股份數目計算，股息總額估計約港幣3.58億元（二零零七年：港幣3.57億元）。

(c) At the board meeting held on 3 September 2008, the directors declared an interim dividend of HK$0.15 per ordinary share (2007: Interim dividend of HK$0.15 per ordinary share). Based on the latest number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$358 million (2007: HK$357 million).

八. 已終止經營之業務

於二零零七年六月底，本公司已完成出售其石油及相關產品經銷業務予獨立第三者。

截至二零零七年六月三十日止六個月之簡明綜合損益表所載已終止業務的業績如下：

8. Discontinued operation

The Company completed the disposal of its petroleum and related products distribution business at the end of June 2007 to an independent third party.

The results of the discontinued operation included in the condensed consolidated profit and loss account for the six months ended 30 June 2007 are set out below:

		截至六月三十日止六個月 **Six months ended 30 June** 二零零七年 2007 港幣百萬元 HK$ million
已終止經營業務之本期溢利	**Profit for the period from discontinued operation**	
收益	Revenue	10,750
支出	Expenses	(10,509)
除稅前溢利	Profit before taxation	241
稅項	Taxation	(58)
除稅後溢利	Profit after taxation	183
出售已終止經營業務之所得溢利	Profit on disposal of discontinued operation	2,393
本期溢利分配於本公司股東權益	Profit for the period attributable to shareholders of the Company	2,576
出售已終止經營業務之資產淨值	Net assets of discontinued operation disposed of	1,600
已終止經營業務之現金流量	**Cash flows from discontinued operation**	
經營活動之現金流入淨額	Net cash from operating activities	67
投資活動之現金流入淨額	Net cash from investing activities	13
融資活動之現金流入淨額	Net cash from financing activities	64
淨現金流量	Net cash flows	144

九. 每股盈利

9. Earnings Per Share

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零八年 **2008** 港幣百萬元 **HK$ million**	二零零七年 2007 港幣百萬元 HK$ million
持續經營及已終止經營之業務	**For continuing and discontinued operations**		
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本及攤薄盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic and diluted earnings per share	**1,488**	3,737

		二零零八年 **2008**	二零零七年 2007
股份數目	**Number of shares**		
用以計算每股基本盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,386,705,582**	2,368,421,976
對普通股構成之潛在攤薄影響	Effect of dilutive potential ordinary shares		
一購股權	– Share options	**12,674,607**	24,121,589
用以計算每股攤薄盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,399,380,189**	2,392,543,565

九. 每股盈利 9. Earnings Per Share (continued)

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零八年 2008 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million
持續經營之業務 每股基本及攤薄盈利乃根據下列數據計算：	**For continuing operations** The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本及攤薄盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic and diluted earnings per share	**1,488**	3,737
減：	Less:		
已終止經營業務之公司股東應佔溢利	Profit attributable to shareholders of the Company from discontinued operation	**–**	(2,576)
用以計算每股基本及攤薄盈利的持續經營業務之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic and diluted earnings per share from continuing operations	**1,488**	1,161

每股基本及攤薄盈利基數計算與上文所述的一致。

The denominators used are the same as those detailed above for both basic and diluted earnings per share.

已終止經營之業務

截至二零零七年六月三十日止期間，根據已終止經營業務所產生的本公司股東應佔已終止業務溢利港幣25.76億元及上文所詳述的每股基本及攤薄盈利基數計算，已終止經營業務每股基本盈利為每股港幣1.09元，已終止經營業務的每股攤薄盈利為每股港幣1.08元。

For discontinued operation

For the period ended 30 June 2007, basic earnings per share for the discontinued operation is HK$1.09 per share and diluted earnings per share for the discontinued operation is HK$1.08 per share, based on the profit attributable to shareholders of the Company from the discontinued operation of HK$2,576 million and the denominators detailed above for the both basic and diluted earnings per share.

十. 固定資產

10. Fixed Assets

		投資物業 Investment properties	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases	其他物業、機器及設備 Other property, plant and equipment				
				樓宇 Buildings	其他資產 Other assets	小計 Sub-total	合計 Total
		港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
賬面淨值/公允值	Net book values/Fair values						
於二零零八年一月一日	At 1 January 2008	7,299	2,488	7,111	12,978	20,089	29,876
添置	Additions	–	218	69	2,502	2,571	2,789
出售附屬公司時轉出	Relating to disposal of subsidiaries	–	–	(1)	–	(1)	(1)
出售	Disposals	(6)	–	(9)	(39)	(48)	(54)
折舊	Depreciation	–	(33)	(164)	(782)	(946)	(979)
重估調整	Adjustment on valuation	457	–	11	–	11	468
已確認之減值虧損	Impairment loss recognised	–	–	(18)	(14)	(32)	(32)
匯兌差額	Exchange difference	73	118	434	788	1,222	1,413
重新分類	Reclassifications	(179)	(7)	783	(597)	186	–
於二零零八年六月三十日	At 30 June 2008	7,644	2,784	8,216	14,836	23,052	33,480

於二零零八年六月三十日之投資物業已由獨立專業估值師戴德梁行有限公司作出估值。估值乃參照同類物業已知交易市場價而釐定。

The investment properties have been valued at 30 June 2008 by DTZ Debenham Tie Leung Limited, an independent professional valuer. The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

其他資產主要包括在建工程、機器設備、租賃物業裝修、船舶、冷倉設備、傢俬及設備及汽車。

Other assets mainly comprise construction in progress, plant and machinery, leasehold improvements, vessels, cold storage facilities, furniture and equipment and motor vehicles.

十. 固定資產（續） 10. Fixed Assets (continued)

		在建工程 Construction in progress 港幣百萬元 HK$ million	機器設備 Plant and machinery 港幣百萬元 HK$ million	租賃物業及裝修 Leasehold improvements 港幣百萬元 HK$ million	其他 Others 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
賬面淨值／公允值	Net book values/Fair values					
於二零零八年一月一日	At 1 January 2008	2,539	8,048	1,227	1,164	12,978
添置	Additions	1,989	113	145	255	2,502
出售	Disposals	–	(24)	(3)	(12)	(39)
折舊	Depreciation	–	(470)	(143)	(169)	(782)
已確認之減值虧損	Impairment loss recognised	–	(13)	–	(1)	(14)
匯兌差額	Exchange difference	163	513	74	38	788
重新分類	Reclassifications	(1,522)	882	13	30	(597)
於二零零八年六月三十日	At 30 June 2008	3,169	9,049	1,313	1,305	14,836

十一. 貿易及其他應收款項 11. Trade and Other Receivables

貿易及其他應收款項包括貿易應收款項，其賬齡分析如下：

Included in trade and other receivables are trade receivables and their aging analysis is as follows:

		於二零零八年六月三十日 **At 30 June 2008** 港幣百萬元 **HK$ million**	於二零零七年十二月三十一日 At 31 December 2007 港幣百萬元 HK$ million
0－30天	0 – 30 days	**1,198**	1,000
31－60天	31 – 60 days	**378**	207
61－90天	61 – 90 days	**155**	108
› 90天	› 90 days	**255**	196
		1,986	1,511

本集團一般給予客戶以下信貸期：

The Group normally trades with its customers under the following credit terms:

甲　貨到付款；及

a. cash upon delivery; and

乙　六十天賒賬。

b. open credit within 60 days.

十二. 貿易及其他應付款項

貿易及其他應付款項包括貿易應付款項，其賬齡分析如下：

12. Trade and Other Payables

Included in trade and other payables are trade payables and their aging analysis is as follows:

		於二零零八年六月三十日 At 30 June 2008 港幣百萬元 HK$ million	於二零零七年十二月三十一日 At 31 December 2007 港幣百萬元 HK$ million
0－30天	0 – 30 days	**4,465**	3,962
31－60天	31 – 60 days	**1,535**	1,655
61－90天	61 – 90 days	**603**	536
› 90天	› 90 days	**789**	748
		7,392	6,901

十三. 股本

13. Share Capital

		於二零零八年六月三十日 At 30 June 2008		於二零零七年十二月三十一日 At 31 December 2007	
		股份數目 Number of shares 百萬股 million	面值 Nominal value 港幣百萬元 HK$ million	股份數目 Number of shares 百萬股 million	面值 Nominal value 港幣百萬元 HK$ million
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000**	**3,000**	3,000	3,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,385**	**2,385**	2,358	2,358
行使購股權	Exercise of share options	**3**	**3**	27	27
		2,388	**2,388**	2,385	2,385

十四. 資本承擔

14. Capital Commitments

		於二零零八年六月三十日 At 30 June 2008 港幣百萬元 HK$ million	於二零零七年十二月三十一日 At 31 December 2007 港幣百萬元 HK$ million
於結算日尚未完成之資本承擔如下：	Capital commitments outstanding at the balance sheet date are as follows:		
已簽約但尚未撥備	Contracted but not provided for	**3,686**	3,054
已批准但尚未簽約	Authorised but not contracted for	**3,025**	3,491
		6,711	6,545

十五. 重大關連交易

甲. 本公司與其附屬公司(屬於本公司之關連人士)進行之交易已於綜合賬目時對銷，並無在本附註中披露。於期內本集團進行了下列各項重大關連交易。

15. Material Related Party Transactions

A. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. The Group entered into the following material related party transactions during the period.

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零八年 2008 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million
向下列公司購入貨品	Purchase of goods from		
母公司集團之附屬公司	fellow subsidiaries	**42**	–
聯營公司	associates	**123**	193
接受下列公司提供服務	Receipt of services from		
母公司集團之附屬公司	fellow subsidiaries	**36**	34
聯營公司	associates	**10**	–
向母公司集團之附屬公司銷售貨品	Sales of goods to fellow subsidiaries	**8**	3
向下列公司提供服務	Rendering of services to		
母公司集團之附屬公司	fellow subsidiaries	**9**	2
聯營公司	associates	**7**	–
向母公司集團之附屬公司支付營業租約款項	Operating lease payments to fellow subsidiaries	**25**	27
根據倉儲管理協議及設施管理協議進行之交易	Transactions under godown management agreement and facilities management agreement		
向下列公司收取服務費	Receipt of service fees from		
一間控股公司	a holding company	**70**	58
母公司集團之附屬公司	fellow subsidiaries	**53**	48
向一間控股公司支付月費	Payment of monthly fees to a holding company	**18**	18

十五. 重大關連交易(續)

15. Material Related Party Transactions (continued)

乙. 本集團有下列重大關連交易結餘：

B. The Group had the following material related party balances:

		於二零零八年六月三十日 At 30 June 2008 港幣百萬元 HK$ million	於二零零七年十二月三十一日 At 31 December 2007 港幣百萬元 HK$ million
應收款項：	Amounts due from:		
母公司集團之附屬公司	Fellow subsidiaries	**18**	11
聯營公司	Associates	**27**	21
應付款項：	Amounts due to:		
母公司集團之附屬公司	Fellow subsidiaries	**81**	56
聯營公司	Associates	**18**	26

丙. 與其他中國內地國家控制實體之交易／結餘。

本集團本身為中國華潤總公司(「華潤總公司」)(該公司由中國政府控制)旗下一個龐大公司集團之成員。除與華潤總公司集團及本集團聯營公司進行之交易外，本集團亦在日常業務過程中與中國政府直接或間接擁有或控制之實體進行業務往來。董事認為，除華潤總公司集團外，該等實體並無權力支配或參與製訂本集團之財務及經營政策。與該等實體進行之交易(包括買賣貨品及服務)乃按本集團一般業務過程訂立。本集團認為，就其所深知上文所概述之關連交易已充份及符合披露要求。

C. Transactions/balances with other state-controlled entities in Chinese Mainland.

The Group itself is a part of a larger group of companies under China Resources National Corporation ("CRNC") which is controlled by the People's Republic of China ("PRC") government. Apart from the transactions with CRNC group and the associates of the Group, it also conducts businesses with entities directly or indirectly owned or controlled by the PRC government in the ordinary course of business. The directors are of the opinion that those entities other than the CRNC group do not have the power to govern or participate in the financial and operating policies of the Group. The transactions including sales and purchases of goods and services, with these entities are conducted in the ordinary course of the Group's business. The Group believes that it has provided, at the best of its knowledge, adequate and appropriate disclosure of related party transactions as summarised above.

購股權計劃

於回顧期內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標（「新計劃」）。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份購股權尚未行使（「舊計劃」）。

截至二零零八年六月三十日止六個月內，新計劃的條款並無改變。新舊計劃的條款詳情已於二零零七年年報披露。

以下根據新舊計劃授出，但於二零零八年六月三十日尚未行使的購股權詳情：

Share Option Schemes

During the period under review, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

There are no changes in any terms of the New Scheme during the six months ended 30 June 2008. Detailed terms of the Old Scheme and the New Scheme were disclosed in the 2007 annual report.

Details of the share options outstanding as at 30 June 2008 which have been granted under the Old Scheme and the New Scheme are as follows:

(甲) 董事或其聯繫人
(a) Directors or their associates

			購股權數目[1] Number of share options[1]						
董事姓名 Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零八年一月一日尚未行使 Outstanding at 1/1/2008	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零八年六月三十日尚未行使 Outstanding at 30/6/2008	就已行使之購股權之本公司股份價格[2] 港幣元 Price of Company's shares for options exercised[2] HK$
獨立非執行董事 Independent Non-executive Directors									
陳普芬 Chan Po Fun, Peter	02/06/2004	9.55	200,000	–	–	–	–	200,000	–
黃大寧 Houang Tai Ninh	02/06/2004	9.55	200,000	–	–	–	–	200,000	–
李家祥 Li Ka Cheung, Eric	02/06/2004	9.55	200,000	–	–	–	–	200,000	–
合計 Total			**600,000**	–	–	–	–	**600,000**	

購股權計劃(續)

(乙) 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等持有之購股權總數已於上文(甲)段披露。以下是本集團僱員(不包括公司董事)及其他參與者授出購股權的概況。

(i) 僱員(不包括本公司董事)

Share Option Schemes (continued)

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and details of aggregate share options held by them are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) Employees (other than directors of the Company)

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目[1] Number of share options[1] 於二零零八年一月一日尚未行使 Outstanding at 1/1/2008	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零八年六月三十日尚未行使 Outstanding at 30/6/2008	就已行使之購股權之本公司股份價格[2] 港幣元 Price of Company's shares for options exercised[2] HK$
舊計劃[3] Old Scheme[3]								
20/06/2000	7.19	314,000	–	50,000	–	–	264,000	26.700
21/11/2000	7.08	813,000	–	352,000	–	–	461,000	27.900
小計 Sub-total		**1,127,000**	**–**	**402,000**	**–**	**–**	**725,000**	
新計劃 New Scheme								
07/02/2002	7.17	284,000	–	–	–	–	284,000	–
19/04/2002	7.40	244,000	–	–	–	–	244,000	–
02/08/2002	8.32	370,000	–	90,000	–	–	280,000	30.811
14/04/2003	6.29	204,000	–	–	–	–	204,000	–
01/08/2003	7.10	40,000	–	10,000	–	–	30,000	24.250
08/10/2003	8.90	122,000	–	–	–	–	122,000	–
14/01/2004	9.72	5,197,000	–	1,351,000	–	–	3,846,000	27.582
20/04/2004	9.89	840,000	–	–	–	–	840,000	–
25/05/2004	9.15	1,716,000	–	554,000	–	–	1,162,000	30.910
22/07/2004	9.80	110,000	–	–	–	–	110,000	–
04/10/2004	10.35	9,896,000	–	644,000	–	–	9,252,000	29.379
17/01/2005	11.40	80,000	–	40,000	–	–	40,000	27.900
22/07/2005	12.50	410,000	–	160,000	–	–	250,000	32.625
小計 Sub-total		**19,513,000**	**–**	**2,849,000**	**–**	**–**	**16,664,000**	

購股權計劃(續)

(乙) 僱員及其他參與者(續)

(ii) 其他參與者

Share Option Schemes (continued)

(b) Employees and other participants (continued)

(ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零八年一月一日尚未行使 Outstanding at 1/1/2008	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零八年六月三十日尚未行使 Outstanding at 30/6/2008	就已行使之購股權之本公司股份價格[2] 港幣元 Price of Company's shares for options exercised[2] HK$
		購股權數目[1] Number of share options[1]						
新計劃 New Scheme								
05/03/2002	7.35	649,000	–	30,000	–	–	619,000	28.350
小計 Sub-total		**649,000**	**–**	**30,000**	**–**	**–**	**619,000**	

附註：

1. 購股權數目指購股權所涉及之本公司相關股份。
2. 就期內已行使購股權所披露之本公司股份價格，為緊接購股權行使日期前，股份於聯交所所報之收市價之加權平均數。
3. 舊計劃已於二零零二年一月三十一日予以終止，自此以後，本公司概無根據舊計劃授出任何購股權。
4. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿，而每次授出購股權之代價為港幣1元。
5. 由於回顧期內並無授出購股權，故披露價格並不適用。
6. 購股權一般即時全部賦予或於接納授出購股權後最長為四年之期限內賦予，並緊隨授出之日起計不超過十年內行使。

Notes:

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.
2. The price of the Company's shares disclosed for the options exercised during the period is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.
3. The Old Scheme was terminated on 31 January 2002, and therefore no options have been granted under the Old Scheme since then.
4. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.
5. As no share options were granted during the period under review, no price disclosure is applicable.
6. Share options are generally either fully vested or vested over a period of time up to a maximum of four years after the acceptance of a grant and exercisable within a period of not more than 10 years immediately after the date of grant.

董事之證券權益

於二零零八年六月三十日，本公司董事及最高行政人員於本公司及其相聯法團(定義見香港法例第五百七十一章《證券及期貨條例》第XV部)的股份、相關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益或淡倉)，或須根據《證券及期貨條例》第三百五十二條規定將會或已經記錄在該條規定須予存置的登記冊內的權益及淡倉，或根據上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益及淡倉如下：

Directors' Interests in Securities

As at 30 June 2008, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	1,700,000	–	0.07
陳樹林 Chen Shulin	好倉 Long position	1,932,000	–	0.08
王群 Wang Qun	好倉 Long position	60,000	–	0.01
劉百成 Lau Pak Shing	好倉 Long position	360,000	–	0.02
鄺文謙 Kwong Man Him	好倉 Long position	1,194,000	–	0.05
閻飈 Yan Biao	好倉 Long position	500,000	–	0.02
蔣偉 Jiang Wei	好倉 Long position	240,000	–	0.01
杜文民 Du Wenmin	好倉 Long position	100,000	–	0.01

董事之證券權益(續)
(甲) 於本公司已發行普通股及相關股份中擁有的權益(續)

Directors' Interests in Securities (continued)
(a) Interests in issued ordinary shares and underlying shares of the Company (continued)

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[3]	–	–
黃大寧 Houang Tai Ninh	好倉 Long position	–	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	–	200,000	0.01

附註：

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數佔本公司於二零零八年六月三十日已發行股本總數的百分比。
3. 該權益由陳普芬博士擁有88.25%已發行股本之公司持有。
4. 除附註3另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

Notes:

1. This refers to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 30 June 2008.
3. Such interest is held by a company of which Dr. Chan Po Fun, Peter has 88.25% interests in its issued share capital.
4. Save as otherwise specified under note 3, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

Directors' Interests in Securities (continued)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股及根據購股權計劃所授出可認購股份之購股權中擁有權益，該等購股權是屬於非上市以實物交收的股本衍生工具：

(b) Interests in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of the SFO), such options being unlisted physically settled equity derivatives:

(i) 於一間相聯法團－華潤置地有限公司(「華潤置地」)已發行普通股及根據華潤置地購股權計劃尚未行使購股權之權益：

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使 購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益 百分比[6] Aggregate Percentage of interest[6] (%)
宋林 Song Lin	好倉 Long position	–	900,000	1.230	01/06/2005[2]	0.02
劉百成 Lau Pak Shing	好倉 Long position	–	250,000	1.270	02/06/2005[3]	0.01
閻飈 Yan Biao	好倉 Long position	1,992,000	–	–	–	0.05
蔣偉 Jiang Wei	好倉 Long position	892,000	–	–	–	0.02
王帥廷 Wang Shuaiting	好倉 Long position	200,000	540,000	1.590	04/03/2002[5]	0.02
李福祚 Li Fuzuo	好倉 Long position	750,000	250,000	1.230	01/06/2005[4]	0.02
杜文民 Du Wenmin	好倉 Long position	790,000	250,000	1.230	01/06/2005[4]	0.03

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

附註：

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。
2. 購股權可於自授出之日起計十年期間內行使。除此以外，授出代價均為港幣1元。
3. 購股權可分四期賦予，可分別由二零零六、二零零七、二零零八及二零零九年六月二日至二零一五年六月一日止期間行使。授出的代價為港幣1元。
4. 購股權可分四期賦予，可分別由二零零六、二零零七、二零零八及二零零九年六月一日至二零一五年五月三十一日止期間行使。授出的代價為港幣1元。
5. 購股權可於二零零二年三月四日至二零一二年一月三十一日止期間行使。授出的代價為港幣1元。
6. 指好倉所涉及的華潤置地股份及相關股份總數佔華潤置地於二零零八年六月三十日已發行股本總數的百分比。
7. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

Notes:

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.
2. Options are exercisable within a period of 10 years from the date of grant. Consideration for the grant is HK$1.00.
3. Options are vested in four tranches and exercisable over a period from 2 June 2006, 2007, 2008 and 2009, respectively to 1 June 2015. Consideration for the grant is HK$1.00.
4. Options are vested in four tranches and exercisable over a period from 1 June 2006, 2007, 2008 and 2009, respectively to 31 May 2015. Consideration for the grant is HK$1.00.
5. Options are exercisable from 4 March 2002 to 31 January 2012. Consideration for the grant is HK$1.00.
6. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 30 June 2008.
7. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(ii) 於一間相聯法團－華潤勵致有限公司(「華潤勵致」)已發行普通股及根據華潤勵致購股權計劃尚未行使購股權之權益：

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logic Limited ("CR Logic"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate Percentage of interest[2] (%)
劉百成 Lau Pak Shing	好倉 Long position	60,000	–	–	–	0.02
王帥廷 Wang Shuaiting	好倉 Long position	54,000	–	–	–	0.02
李福祚 Li Fuzuo	好倉 Long position	51,000	–	–	–	0.02
杜文民 Du Wenmin	好倉 Long position	54,000	–	–	–	0.02

附註：

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數佔華潤勵致於二零零八年六月三十日之已發行股本總數的百分比。
3. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Notes:

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 30 June 2008.
3. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續) Directors' Interests in Securities (continued)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

(iii) 於一間相聯法團－華潤電力控股有限公司(「華潤電力」)已發行普通股及根據華潤電力購股權計劃尚未行使購股權之權益：

(iii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[5] Aggregate Percentage of interest[5] (%)
宋林 Song Lin	好倉 Long position	1,260,000	800,000 540,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.06
陳樹林 Chen Shulin	好倉 Long position	–	240,000 400,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.02
王群 Wang Qun	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
劉百成 Lau Pak Shing	好倉 Long position	–	200,000	2.80	12/11/2003[2]	0.01
閻飈 Yan Biao	好倉 Long position	–	240,000 320,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.01
蔣偉 Jiang Wei	好倉 Long position	1,040,000	200,000 360,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.04
王帥廷 Wang Shuaiting	好倉 Long position	3,450,000	900,000 540,000	2.80 3.99	06/10/2003[4] 18/03/2005[4]	0.12
李福祚 Li Fuzuo	好倉 Long position	480,000	90,000 180,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.02
杜文民 Du Wenmin	好倉 Long position	270,000	180,000	2.80	12/11/2003[2]	0.01

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

附註：

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。

2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十月六日屆滿。上述每次授出的代價為港幣1元。

3. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一五年三月十八日屆滿。上述每次授出的代價為港幣1元。

4. 購股權可於授出有關購股權日期起計十年期間內行使。

5. 指好倉所涉及的華潤電力股份及相關股份總數佔華潤電力於二零零八年六月三十日之已發行股本總數的百分比。

6. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

Notes:

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 6 October 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 18 March 2015. Consideration for each of the grants mentioned above is HK$1.00.

4. Options are exercisable within a period of 10 years from date of grant of the relevant options.

5. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 30 June 2008.

6. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(iv) 於一間相聯法團－華潤微電子有限公司(「華潤微電子」)已發行普通股及根據華潤微電子購股權計劃尚未行使購股權之權益：

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

(iv) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Microelectronics Limited ("CR Microelectronics"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使 購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益 百分比[2] Aggregate Percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	1,245,533	–	–	–	0.02
劉百成 Lau Pak Shing	好倉 Long position	3,283,200	–	–	–	0.06
蔣偉 Jiang Wei	好倉 Long position	537,614	–	–	–	0.01
王帥廷 Wang Shuaiting	好倉 Long position	972,000	–	–	–	0.02
李福祚 Li Fuzuo	好倉 Long position	918,000	–	–	–	0.02
杜文民 Du Wenmin	好倉 Long position	972,000	–	–	–	0.02

附註：

1. 購股權數目指購股權所涉及的華潤微電子相關股份總數。
2. 指好倉所涉及的華潤微電子股份及相關股份總數佔華潤微電子於二零零八年六月三十日之已發行股本總數的百分比。
3. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Notes:

1. The number of share options refers to the number of underlying shares of CR Microelectronics covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Microelectronics to the total issued share capital of CR Microelectronics as at 30 June 2008.
3. All interests disclosed above are being held by each director in his capacity as beneficial owner.

擁有須具報權益的股東

於二零零八年六月三十日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及相關股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉：

Shareholders with notifiable interests

As at 30 June 2008, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as they fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	好倉／淡倉 Long position/ Short position	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司 (「華潤總公司」)	China Resources National Corporation ("CRNC")	好倉 Long position	1,232,764,380	51.62
華潤股份有限公司 (附註1)	China Resources Co., Limited (Note 1)	好倉 Long position	1,232,764,380	51.62
CRC Bluesky Limited (附註1)	CRC Bluesky Limited (Note 1)	好倉 Long position	1,232,764,380	51.62
華潤(集團)有限公司 (「華潤集團」)(附註1)	China Resources (Holdings) Company Limited ("CRH") (Note 1)	好倉 Long position	1,232,764,380	51.62
澳洲聯邦銀行 (附註2)	Commonwealth Bank of Australia (Note 2)	好倉 Long position	216,843,767	9.08
Genesis Asset Managers, LLP(附註3)	Genesis Asset Managers, LLP (Note 3)	好倉 Long position	121,675,645	5.10

附註：

1. 華潤集團為CRC Bluesky Limited的全資附屬公司，而CRC Bluesky Limited為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由澳州聯邦銀行直接或間接擁有100%控制權之法團所持有。

3. Genesis Asset Managers, LLP以投資經理身份持有股份。

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. Genesis Asset Managers, LLP held the shares in the capacity of investment manager.

控股股東之強制履行責任

根據若干貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份（不論直接或間接透過其附屬公司間接持有有關權益）。於二零零八年六月三十日，須控股股東履行上述責任之備用額總額為港幣8,400百萬元，該等備用額將於二零一三年四月之前屆滿。

Specific Performance Obligations on Controlling Shareholder

According to certain loan agreements, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. At 30 June 2008, the aggregate amount of the facilities subject to such obligation were HK$8,400 million. Such facilities will expire before the end of April 2013.

企業管治

本公司明白，公司方面必須長期付出努力，經常保持警覺，才能發展與維繫一個良好而穩固，符合本集團需要的企業管治結構。董事堅信，合理的企業管治常規，對本集團健康而穩定的成長，是非常重要的。

本公司自二零零三年十一月起已實行本身的企業管治規範及目標。於二零零五年四月八日，董事會通過本公司的「企業管治常規手冊」（以下簡稱「企業管治手冊」），當中包含差不多所有上市規則附錄十四「企業管治常規守則」（以下簡稱「企業管治守則」）所載的守則條文及部份建議最佳常規。企業管治手冊在本集團的網站可供下載，亦可向公司秘書索取。

除以下所述情形外，本公司於中期報告期間一直遵守企業管治守則所載守則條文：本公司所有非執行董事均無固定任期、及本公司主席宋林先生並未有出席本公司在二零零八年五月二十九日舉行的股東週年大會。

董事會認為，指定任期意義不大。現行制度已提供充分的靈活性予公司組織一個能夠配合本集團需求的董事會班子。此外，本公司組織章程細則規定，三分之一的董事（包括執行董事及非執行董事）須每年退任，而每名董事須最少三年輪值退任一次。每年退任的董事須為董事會於年內委任的董事及自獲選或重選以來在任最長的董事。退任董事可重選連任。

Corporate Governance

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules. The Corporate Governance Manual can be downloaded from our website and copies are available on request to the Company Secretary.

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that the all Non-Executive Directors were not appointed for a fixed term; and the Chairman, Mr. Song Lin, did not attend the annual general meeting of the Company held on 29 May 2008.

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

企業管治(續)

宋林先生由於另有重要公務，在二零零八年五月二十九日身在外地，因此未能出席本公司在當日舉行的股東週年大會。惟當天本公司的董事總經理以及審核委員會、薪酬委員會和提名委員會的主席或最少一位來自各委員會的成員均有出席，確保與本公司的股東保持有效的溝通。

於二零零五年四月八日，本公司採納本身的道德與證券交易守則(「道德守則」)，適用於董事及包括本集團高級管理人員及可接觸本集團股價敏感資料的個別指定人士。本公司於二零零六年四月六日及二零零七年四月四日因應改善實際操作的效率，對道德守則的內容作出了一些輕微的修改(「新道德守則」)。道德守則與新道德守則的條款均不低於上市規則附錄十所載上市發行人董事進行證券交易的標準守則(「標準守則」)所要求標準。經向全體董事特定查詢後，本公司並無發現董事於中期報告期間曾作出任何不符合道德守則、新道德守則及標準守則的事宜。

購買、出售或贖回上市證券

本公司或其附屬公司於截至二零零八年六月三十日止六個月，概無購買、出售或贖回本公司任何上市證券。

暫停辦理股東過戶登記手續

本公司將於二零零八年十月二日(星期四)至二零零八年十月八日(星期三)(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派中期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零八年九月三十日下午四時三十分之前送達本公司之股份過戶處–卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

Corporate Governance (continued)

Due to important business appointments overseas, Mr. Song Lin was not in Hong Kong on 29 May 2008 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with shareholders of the Company.

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applied to the Directors and other specified individuals including the Group's senior management and persons who were privy to price sensitive information of the Group. To further improve the effectiveness in the actual application of the Code of Ethics, the Company has since fine tuned the Code of Ethics on 6 April 2006 and 4 April 2007 ("New Code of Ethics"). Both the Code of Ethics and the New Code of Ethics are on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics, the New Code of Ethics and the Model Code by any Director throughout the interim period.

Purchases, Sale or Redemption of Listed Securities

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2008.

Closure of Register

The Register of Members will be closed from 2 October 2008 (Thursday) to 8 October 2008 (Wednesday), both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 September 2008.

投資者資料
INFORMATION FOR INVESTORS

財務日誌
Financial Calendar

公佈中期業績 Announcement of interim results	2008年9月3日 3 September 2008
買賣未除中期股息權利股份之最後限期 Last day of dealings in shares with entitlement to interim dividend	2008年9月26日 26 September 2008
暫停過戶日期 Closure of register period	2008年10月2日至10月8日(包括首尾兩天) 2 October 2008 to 8 October 2008 (both days inclusive)
中期股息付款日 Payment of interim dividend	2008年10月15日或前後 On or about 15 October 2008

股份登記處
Share Registrars

卓佳標準有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓
Tricor Standard Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

股票托管處
Depositary

The Bank of New York Mellon
Investor Services
PO Box 11258
Church Street Station
New York, NY10286-1258
USA

股份代號
Stock Codes

香港聯合交易所：00291
彭博：291 HK
路透社：0291.HK
ADR 代號：CRHKY
CUSIP：16940R109
Hong Kong Stock Exchange : 00291
Bloomberg : 291 HK
Reuters : 0291.HK
ADR symbol : CRHKY
CUSIP : 16940R109

投資者關係
Investor Relations

電郵：ir@cre.com.hk
Email: ir@cre.com.hk

— 本集團於去年完成出售非核心石油及相關產品經銷業務，標誌著轉型為純消費品公司的重要里程。如今，我們的營業額悉數來至高速增長的核心消費業務。業務架構分明，本集團的未來前景對投資者更加清晰。

"See Through Life" — The completion of the divestment of the non-core petroleum and related products distribution business last year marks a milestone in our transformation into a pure consumer company. Our turnover now comprises purely the fast growing core consumer businesses. With a clear corporate structure, our future prospects are more transparent to investors.

香港灣仔港灣道二十六號
華潤大廈三十九樓
電話： 852-2827-1028
傳真： 852-2598-8453
網址： www.cre.com.hk
電郵： info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Tel: 852-2827-1028
Fax: 852-2598-8453
Web: www.cre.com.hk
Email: info@cre.com.hk